UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Oregon Gold, Inc.

Oregon	000-32629	98-0408707
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

A9 ZhongShenHua Yuan, CaiTian Nan Lu, Shenzhen, China		518026
(Address of principal executive offices)		(Zip Code)

888-257-4193
(Company’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

OREGON GOLD, INC.
A9 ZhongShenHua Yuan, CaiTian Nan Lu,
Shenzhen, China

INFORMATION STATEMENT

      Oregon Gold, Inc. (the “Company”) is mailing this information statement on or about January 4, 2010, to the holders of record of shares of its common stock as of the close of business on December 30, 2010 (the “record Date”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

The actions to be taken pursuant to the written consent shall be taken on or about January 15, 2010, 10 days after the mailing of this information statement.

      The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

THIS IS NOT A NOTICE OF A SPECIAL MEETING OF STOCKHOLDERS AND NO STOCKHOLDER MEETING WILL BE HELD TO CONSIDER ANY MATTER DESCRIBED HEREIN.

 The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

NOTICE OF ACTIONS TO BE TAKEN PURSUANT TO THE WRITTEN CONSENT OF STOCKHOLDERS HOLDING A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY IN LIEU OF A SPECIAL MEETING OF THE STOCKHOLDERS

To Our Stockholders:

You are receiving this information statement because the following actions, in connection with the share exchange between the Company and Surry Holdings Limited, a corporation organized under the laws of the British Virgin Islands (“Surry”), pursuant to a Share Exchange Agreement (the “Agreement”),  were approved by the Board of Directors and by the holders of a majority of the outstanding shares of Common Stock of the Company:

(1) enter into a Share Exchange Agreement with Surry and the shareholders of Surry;

(2) to appoint Weiliang Liu as Chief Executive Officer, President and Secretary of the Company, and Juqun Zhao as Chief Financial Officer and Treasurer of the Company and accept the resignation of Yinfang Yang, the Company’s current Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer, which resignation shall be effective on the closing of the transactions contemplated in the Agreement;

(3) appoint Weiliang Liu as the Chairman of the Board of Directors, and accept the resignation of Yinfang Yang as a director of the Company; and

(4) amend the Company’s Restated Articles of Incorporation to increase the authorized shares of the Company, change the name of the Company, and create a class of preferred stock.

                The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

                Immediately prior to the closing of the Transaction, Yinfang Yang served as the sole member of the Board of Directors. Pursuant to the terms and conditions of the Agreement, following the closing of the Transaction:

•	Weiliang Liu was appointed to the Board of Directors;

•
Yinfang Yang tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by the Company, after the closing of the Transaction.

As described above, shortly after the filing of this information statement, the Board intends to appoint Weiliang Liu to the Board of Directors and cause the Company to accept the resignation of Yinfang Yang from the Board of Directors.

1

OUTSTANDING SHARES AND VOTING RIGHTS

                As of the Record Date, 866,636 shares of the Company’s common stock were issued and outstanding. Holders of Common Stock have no preemptive rights to acquire or subscribe to any of the additional shares of Common Stock. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

Each share of Common Stock entitles its holder to one vote on each matter submitted to the stockholders.  However, because stockholders holding at least a majority of the voting rights of all outstanding shares of capital stock as at the Record Date have voted in favor of the foregoing proposals by resolution dated November 24, 2010; and having sufficient voting power to approve such proposals through their ownership of capital stock, no other stockholder consents will be solicited in connection with this Information Statement.

SHARE EXCHANGE AGREEMENT

On December 30, 2010, Oregon Gold, Inc. (the “Company”), Surry Holdings Limited (“Surry”), the shareholders of Surry (the “Surry Shareholders”) entered into a Share Exchange Agreement (the “Agreement”) pursuant to which Surry will become the wholly owned subsidiary of Company.

With the execution of the Agreement, the Company has decided to change the focus of its operations away from mining, instead focusing on the business of Surry (as described below).

           Under the Agreement, in exchange of surrendering all their ownership in Surry, the Surry Shareholders will receive an aggregate of 28,496,427 shares of the Company’s common stock, and 3,558,046 shares of the Company’s Series A Preferred Stock on the date of the closing of the share exchange transaction (the “Share Exchange”), in accordance with the terms and subject to the conditions set forth in the Agreement.  The terms of the Series A Preferred Stock are set forth below and in the attached Certificate of Designation.  The Company, Surry and the Surry Shareholders have made customary representations, warranties and covenants in the Agreement.  Closing of Transaction is subject to certain conditions, including, among others, (i) changing the name of the Company to China Ceetop.com, Inc.; (ii) resignation of Ms. Yang as an officer and Director of the Company and appointment of certain individuals (as described below) as officers and directors of the Company; (iii) creation (and issuance) of Series A Preferred Stock; (iv) absence of any law or order prohibiting the consummation of the transactions contemplated in the Agreement; (v) the continued accuracy of each party’s representations and warranties contained in the Agreement; and (vi) the Company obtaining shareholder approval and mailing notice to its shareholders.  A copy of the Agreement is annexed hereto.

There were no material relationships between the Company or its affiliates and any of the parties to the Agreement, other than in respect of the Agreement.

APPROVAL OF CREATION OF SERIES A PREFERRED STOCK
AND INCREASING AMOUNT OF AUTHORIZED SHARES

Pursuant to the terms of the Agreement the Company agreed to increase its authorized shares of Common Stock and to create a series of preferred stock.  The Board of Directors and a majority of the shareholders of the Company consented to amend Article 2 of the Restated Articles of Incorporation of the Company to read as follows:

2

“This Corporation is authorized to issue two classes of stock to be designated, respectively, preferred stock ("Preferred Stock") and common stock ("Common Stock"). The total number of shares of capital stock that the Corporation is authorized to issue is 203,558,046. The total number of shares of Common Stock the Corporation shall have the authority to issue is 200,000,000.  The total number of shares of Preferred Stock that the Corporation shall have the authority to issue is 3,558,046. The Corporation’s capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

The Board of Directors of the Corporation is expressly authorized, subject to limitations prescribed by law and the provisions of this Article 2, to provide for the issuance of the shares of Preferred Stock from time to time in one or more series, and by filing a certificate pursuant to the Oregon Business Corporation Act, to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares as may be permitted by the Oregon Revised Statutes.

All stock of this Corporation, whether Common Stock or Preferred Stock, shall be issued only upon the receipt of the full consideration fixed for the issuance of such stock. Such stock, once issued, shall be fully paid and nonassessable.

No holder of shares of any class of this Corporation shall have (1) any preemptive right to subscribe for or acquire additional shares of this Corporation of the same or any other class, whether such shares shall be hereby or hereafter authorized, or (2) any right to acquire any shares which may be held in the treasury of this corporation. All such additional or treasury shares may be issued or reissued for such consideration, at such time, and to such persons as the Board of Directors may from time to time determine.”

SERIES A PREFERRED STOCK

The Board of Directors has created 3,558,046 shares of Series A Preferred Stock, which have the voting powers, designations, preferences and relative participating, optional or other rights, if any, or the qualifications, limitations, or restrictions, set forth in the Certificate of Designation for the Series A Preferred Stock.

The following is a brief description of the material rights and preferences of the Series A Preferred Stock, a full description is contained in the designation of the Series A Preferred Stock.  Each share of the Series A Preferred Stock is convertible, without the payment of any additional consideration by the holder thereof and at the option of the holder thereof, into one fully paid and nonassessable shares of Common Stock (the “Series A Conversion Rate”).  Such initial Series A Conversion Rate shall be subject to adjustment for Stock Splits, Stock Dividends and Combinations of Common Stock Merger or Reorganization, Etc., in order to adjust the number of shares of Common Stock into which the Series A Preferred Stock is convertible, as hereinafter provided.

The holders of record of the Series A Preferred Stock shall be entitled to notice of, and to vote on or consent to, all actions on which Common Stockholders are required or permitted to act upon, including, without limitation, the election of directors.  On all matter requiring or permitting a vote or consent of the Company’s Common Stockholders, each share of Series A Preferred Stock shall be equivalent to ten (10) shares of Common Stock and all shares of Series A Preferred Stock shall vote together with the shares of Common Stock as a single class, except as otherwise provided by the Certificate of Incorporation or by-laws of the Company or by law.   So long as shares of Series A Preferred Stock are outstanding, without the approval (by vote or written consent, as provided by law) of the holders of record of at least a majority of the then outstanding shares of Series A Preferred Stock, voting separately as a class, the Company shall not alter or change the rights, preferences or restrictions of shares of Series A Preferred Stock so as to affect them adversely.  The voting rights shall not be subject to adjustment in any event (such that if the Company conducts a stock split (forward or reverse), stock dividend, or other combination, the voting rights shall remain).

3

NAME CHANGE

Pursuant to the terms of the Agreement the Company agreed to change the name of the Company to China Ceetop.com, Inc.  The Board of Directors and a majority of the shareholders of the Company consented to amend Section 1 of its Restated Articles of Incorporation in order to change the name of the Company from Oregon Gold, Inc. to China Ceetop.com, Inc. by filing with the Secretary of State of Oregon the Certificate of Amendment of Articles of Incorporation.

SECURITY OWNERSHIP BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our shares of common stock as of December 30, 2010: (i) by each person (or group of affiliated persons) who we know to own beneficially more than five percent of our outstanding shares of common stock; (ii) by each individual who served as our chief executive officer during the fiscal year ended December 31, 2009; and (iii) by all of our current directors and executive officers as a group. As of December 30, 2010, we had 866,636 shares of common stock outstanding. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Common Stock
Name and Address of Beneficial Owner	Number(1)		Percent of Class (1)
Yinfang Yang (2)	456，626	(1)	52.3%
Directors and executive officers as a group (1 person (3))	456，626	(1)	52.3%

(1)
Calculated on the basis of 866,636 shares of common stock issued and outstanding as of November 24, 2010 except that shares of common stock underlying instruments exercisable within 60 days of the date hereof are deemed to be outstanding for purposes of calculating the beneficial ownership of securities of the holder of such options or warrants. This calculation includes 200,000 shares of common stock issuable upon the conversion of a $10,000 convertible promissory note.

(2)	The Address for Ms. Yang is A9 ZhongShen Hua Yuan, CaiTian Nan Lu, Shenzhen, China. Ms. Yang is the resigning sole director, CEO and CFO of the Company.

(3)
Upon the closing of the transaction with Surry: (a) the Company will have a total of 29,363,063 shares of Common Stock outstanding, and 3,558,046 shares of Series A Preferred Stock outstanding; (b) Weiliang Liu will become Director, Chief Executive Officer, President and Secretary of the Company.  The address for Mr. Liu is 501A Yuan Hua Wangzuo Center, 65 Xingtang Street, Hangzhou, Zhejiang Province, 310020, China. Mr. Liu will own 641,090 shares of Common Stock of the Company after the closing of the transaction with Surry; (c) Juqun Zhao will become Chief Financial Officer and Treasurer of the Company.  The address for Mr. Zhao is 501A Yuan Hua Wangzuo Center, Hangzhou, 65 Xingtang Street, Zhejiang Province, 310020, China. Juqun Zhao will own 0 shares of Common Stock of the Company after the closing of the transaction with Surry; and (d) Guoxing Wang will own 3,558,046 shares of Series A Preferred Stock of the Company after the closing of the transaction with Surry.

Change in Control Arrangements

Under the Agreement, in exchange of surrendering their shares in Surry, the Surry Shareholders will receive only stock consideration. The stock consideration consists of 28,496,427 shares of the Company’s common stock to the Surry Shareholders, and the issuance of 3,558,046 shares of the Company’s Series A Preferred Stock

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                Immediately prior to the closing of the Transaction, Yinfang Yang served as the sole member of the Board of Directors. Pursuant to the terms and conditions set forth in the Agreement, immediately following the closing of the Transaction, (1) Weiliang Liu was appointed to the Board of Directors, and (2) Yinfang Yang tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by Surry, after the closing of the Transaction.

      With the completion of the Transaction, the appointment of Weiliang Liu to the Board of Directors and the resignation of Yinfang Yang from the Board of Directors, there will be no arrangements that would result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Weiliang Liu, Director, Chairman of the Board, Chief Executive Officer, President and Secretary

                 Weiliang Liu will be appointed Chairman of the Board, Chief Executive Officer, President and Secretary of the Company upon the closing of the transaction with Surry.  Weiliang Liu, graduated from Shanghai Tongji University with a B.S. Degree in Computer Science major, worked as the General Manager at Information Technology Ltd, an affiliate of Zhe Jiang China Commodities City Group co. Ltd from 2003 to 2007. Since 2008 Weiliang Liu is the CEO and chairman of Shenzhen Ceetop Network Technology Co. Ltd

There are no family relationships between Mr. Liu and the directors, or executive officers, of the Company. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Liu (or any member of his immediate family) had or is to have a direct or indirect material interest, except for the transaction with Surry as described herein.

Mr. Liu is not a party to any material proceedings adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no employment agreements between the Company and Weiliang Liu.

During the past ten years Mr. Liu has not been a party to any legal proceeding as set forth in Item 410 of Regulation S-K.

Officers

Weiliang Liu, Director, Chairman of the Board, Chief Executive Officer, President and Secretary

                 Information about Weiliang Liu is set forth above under “Directors and Nominees.”

Juqun Zhao, Chief Financial Officer and Treasurer

Juqun Zhao will be appointed Chief Financial Officer and Treasurer of the Company upon the closing of the transaction with Surry.  Mr. Zhao graduated from Nanjing University of Finance and Economics with Bachelor Degree in Economics. From 2003 to 2009, he worked at Shenzhen Zhongda Group Co. Ltd. as Chief Financial Officer. From 2009 to now, he worked at Ceetop.com as Chief Financial Officer.

                Mr. Zhao does not hold any directorships with reporting companies in the United States. There are no family relationships between Mr. Zhao and the directors, or executive officers, of the Company. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Zhao (or any member of his immediate family) had or is to have a direct or indirect material interest.

5

There are no employment agreements between the Company and Mr. Zhao.

Mr. Zhao is not a party to any material proceedings adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

During the past ten years Mr. Zhao has not been a party to any legal proceeding as set forth in Item 410 of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance

                Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Director Independence

Neither Ms. Yang, nor Mr. Liu is deemed to be independent director as set forth in Item 407 of Regulation S-K.

Certain Relationships and Related Transactions

Except as otherwise disclosed herein or incorporated herein by reference, there have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Company, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

Board Committees

     The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

     The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

Description of Securities

Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights. In the event of liquidation or dissolution, holders of common stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of common stock, have been paid in full. All shares of common stock are entitled to such dividends as the Board of Directors may declare from time to time. There are no provisions in the articles of incorporation or bylaws that would delay, defer or prevent a change of control. The Company does not have any other classes of issued and outstanding capital stock.

6

Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters

The Company’s common stock is traded on the OTCBB under the symbol “ORGG”. As of December 30, 2010, the market price for the Company’s common stock was $.10 per share. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of December 30, 2010, there were approximately 147 holders of record of the Company’s common stock.

The Company has no plans to declare cash dividends on its common stock in the future and has not declared any thus far during fiscal year 2010 or during the last two completed fiscal years. There are no restrictions that limit the ability of the Company to declare cash dividends on its common stock and the Company does not believe that there are any that are likely to do so in the future.

Legal Proceedings

Neither the Company nor its property is a party to any pending legal proceeding.

Changes in and Disagreements with Accountants

Not applicable.

Recent Sales of Unregistered Securities

Except as otherwise disclosed herein or incorporated herein by reference, there have not been any recent sales by the Company or unregistered securities.

Indemnification of Directors and Officers

The Company will indemnify its directors and officers to the fullest extent permitted by the Oregon Revised Statutes.

7

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

      Shown on the table below is information on the annual and long-term compensation for services rendered to the Company in all capacities, for the last three completed fiscal years, paid by the Company to all individuals serving as the Company’s chief executive officer or acting in a similar capacity during the last three completed fiscal years, regardless of compensation level. During the last completed fiscal year, the Company did not pay aggregate compensation to any executive officer in an amount greater than $100,000.

SUMMARY COMPENSATION TABLE
						NonEquity Incentive	Nonqualified	All
						Plan	Deferred Compensation	Other
Name	Title	Year	Salary	Bonus	Stock Awards	Compensation	Earnings	Compensation	Total

Yinfang Yang	CEO, CFO	2010	$0	0	0	0	0	0	$0
		2009	$0	0	0	0	0	0	$0

                To date, no compensation has been awarded to, earned by or paid to Yinfang Yang, in her capacity as chief financial officer and chairman of the board and chief executive officer of the Company. There are no employment contracts or change-in-control arrangement between the Company and its executive officers.

Director Compensation

                The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

Outstanding equity awards at fiscal year-end

The Company had no equity awards as of the last fiscal year end.

Forward Looking Statements

The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements concerning our capital needs, business strategy and expectations, projected revenues, expenses, gross profit, income, mix of revenues, demand for our products, benefits and potential applications for our products, need for additional capital, our ability to obtain and successfully perform additional new contracts and the related funding and profitability of such contracts, the competitive nature of our business and markets and product qualification requirements of our customers. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us.

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Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, estimate”, “predict”, “potential” or “continue”, “seek,” “hope,” and “with a view to,” variations of these words or similar expressions, the negative of such terms or other comparable terminology. Actual events or results may differ materially. The Company disclaims any obligation to publicly update these statements, or disclose any difference between its actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ and adversely from those expressed in any forward-looking statements as a result of various factors. Additionally, this report contains statistical data that we obtained from various publicly available government publications. Statistical data in these publications also including projections based on a number of assumptions. The rapidly changing nature of our customers' industries results in significant uncertainties in any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

Unless otherwise indicated, information in this report concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third party sources, as well as data from our internal research, and are based on our knowledge of this industry. None of the independent industry publication market data cited in this report was prepared on our or our affiliates’ behalf. We do not undertake any obligation to revise or update publicly any forward-looking statements for any reason, except as required by law. Additional information on the various risks and uncertainties potentially affecting our operating results are discussed below and are contained in our publicly filed documents available through the SEC’s website (www.sec.gov) or upon written request to our corporate secretary.

Use of Defined Terms

             Unless otherwise noted, all currency figures in this filling are in U.S. dollars. Reference to “yuan” or “RMB” is to the Chinese yuan, which is also known as the renminbi. In the financial statement, all assets and liabilities were translated at the current exchange rate, stockholders' equity is translated at the historical rates and income statement items are translated at the average exchange rate for the period.

References in this Report to the “PRC” or “China” are to the People’s Republic of China.

References to “Ceetop.com”, “Company”, “we”, “us” and “our” refer to China Ceetop.com, Inc. and its subsidiaries.

References to “Surry,” are to Surry Holdings Limited, a British Virgin Islands company.

References to “Westow,” are to Westow Technology Limited, a British Virgin Islands company that is 100% owned by Surry.

References to “SZ Ceetop,” are to Shenzhen Ceetop Network Technology Co., Limited, a PRC company that is 100% owned by Westow.

References to “HZ Ceetop,” are to Hangzhou Ceetop Network Technology Co., Limited, a PRC company that is 100% owned by SZ Ceetop.

Unless otherwise specific or required by context, references to “we,” “our,” “us,” refer collectively to (i) China Ceetop.com, Inc.,(ii) Surry Holdings Limited, (iii) Westow Technology Limited, (iv) Shenzhen Ceetop Network Technology Co., Limited and (v) Hangzhou Ceetop Network Technology Co., Limited.

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Description of Business

Overview

China Ceetop.com, Inc., is a well-known Business-to-Consumer (B2C) E-commerce company with main operations in PRC. The Company’s website was initially launched in October 2007 as www.3c800.com and the domain name was changed to www.ceetop.com in October 2009. We focus on selling electronics to individual consumers, as well providing a trade information platform for both buyers and sellers as software as a service (SaaS).

We launched the website www.ceetop.com to provide customers compelling online shopping experiences. Providing high-quality products at our best available prices and excellent post-sale services is the commitment of Ceetop.com. Our website contains some unique features, such as discussion forums for consumers to review products and shopping records, download center for consumers to download software for electronics, among others. We have suppliers posting their merchandise information with price quotes on the website which enables our customers to select the best suppliers for each product.  In addition, we also offer customers different payment options including online payment, payment through banks and payment through post offices. We believe that the main competition in our market include brand recognition, product selection, personalized service, convenience, price, after-sale service, searching tools quality and delivery efficiency.

Customers

Our target customers are individual retail consumers in China, which include registered members, returning customers and visiting customers. Registered members are those who registered on our website with their personal information. Returning customers are those who have previously registered and purchased from us. The number of registered members was 975,000 in 2009 and nearly 1.72 million in the first nine months ended September 30, 2010, with a compounded annual growth rate of 41.6%. The visit capacity was 117,000 in first nine months of 2010, 88,900 in 2009 and 52,600 in 2008, with a compounded annual growth rate of 158%.  The number of customers was 50,000 in the first nine months of 2010, 61,300 in 2009 and 6,400 in 2008, with a compounded annual growth rate of 254%.

We have a broad geographic diversification of customers. As of September 2010, the geographic distribution of our customers in PRC was 12.9% in Guangdong province, 8.3% in Jiangsu province, 7.7% in Zhejiang province, 6.1% in Shandong province, 5.8% in Beijing, 5.1% in Shanghai, 4.6% in Henan province, 4.2% in Hubei province, 4.0% in Sichuan province and 41.3% in other provinces. These figures represent sales percentages in different regions and are generally consistent with the proportion of PRC’s population and economic development. In terms of demographic characteristics, 70.9% of our active customers range from age 19 to age 35, with almost equal male-to-female proportion.

The annualized total spending per customer was $586 in the half year of 2010, compared to $288 in 2009 and $130 in 2008, respectively. Research data from China Internet Information Center shows that there were 87.88 million online shoppers and 338 million internet users in China as of June 30, 2009. Therefore, we are very optimistic about the potential market capacity.

Suppliers

Our suppliers are manufacturers and sales agents of consumer electronics manufacturers. We have had a total of 43 qualified suppliers by September 30, 2010. In China, there are approximately 100,000 such wholesalers and approximately 5,000 manufacturers. Our partnerships with manufacturers and sales agents are contract-based. Contracts are generally renewed annually. Contracts are normally awarded based on certain qualifications and purchase volume requirement.

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Products

The products sold on our website are mainly consumer electronics, which are characterized by small size and high value-added. Our selling product categories include communication products, digital products, computers, small appliances, personal care products and digital accessories. As of September 2010, we carried approximately 150 different brands of electronics.

Employees

As of September 30, 2010, we have 178 employees while as of December 31, 2009 and 2008, we had a total of 72 and 23 employees, respectively. The chart below demonstrates the number of our employees by department for the last two years.

	September, 2010	2009	2008
Management and Administrative	13	12	5
Research and Development	6	22	6
Sales and Marketing	159	38	12

Total Employees	178	72	23

We also employ independent contractors and temporary employees in our editorial, operations, financing and administration departments. None of the Company's employees is represented by a labor union. Competition for qualified personnel in our industry is intense, particularly for software developers and technicians.

Description of Property

We have an approximately 3,280 square feet office in Hangzhou, China for administrative activities, engineering, and marketing and customer services. Our warehouse is also located in Hangzhou with 6,600 square feet. We expect to acquire additional office and warehouse within the next 12 months. We do not own any real estate properties and we leased all of these properties.

Channels

Our website connects with relevant online channels. There are a large number of associated referral websites, which play an important role as our sales channel. These websites provide links to our introduction and our products; orders can also be placed from these websites. The websites act as internet retail outlets for us while at the same time they serve other interests and industries as well. As an additional advertising tool, these websites can boost our visit capacity and sales results. We had 600 such affiliate websites by the end of September, 2010 and 213 at the end of 2009, respectively.

Logistics

We have a strong relationship with third party logistics companies. We have signed corporate agreements with China Post EMS, S.F. Express, ShenTong and Desheng Express to assist with shipping services. Logistics expenses are settled on a monthly basis as per corporate agreements and the logistics companies will help us collect payments from COD (Cash-On-Delivery) customers.

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Research and Development

We have spent $176,000 on E-commerce supply chain system development and we own the intellectual property rights. We rented 30 online customer service software licenses from InfowareLab to improve the marketing efficiency and have received two year royalties. Total rental cost is $2,347 per year.  We outsourced a large part of the E-commerce platform for research and development and our system suppliers are in charge of the technology update and maintenance. The modification fee for E-commerce integrated reward system was $24,002 during the first half of the 2010. We also pay $1,841 system maintenance fee to our system suppliers each month.

Sales and Marketing

Sales and marketing is our first priority. Our sales and marketing departments are located in Hangzhou. The online sales for the first quarter of 2010 were $5,341,000, and the whole year sales are $7,056,000 and $715,000 in 2009 and 2008 respectively. According to Analysis Internationl, online sales in China were $2.512 billion for the first quarter of 2010, while $3.224 billion and $1.188 billion for the whole year of 2009 and 2008 respectively. Total online shopping sales revenue for 2010 is expected to be $15.9 billion.  We sell consumer products through online orders, customer service agents, telephone services, email messages, as well as flyers and brochures in the shipping package. We keep strengthening our relationships with potential customers to increase revenues.  Optimizing internal management of technology means that we attract our customers via internet search engine results. Through the search engine optimization, we increased our presence on the following popular search engines such as Baidu, Google, Bing, Yahoo, Soso, Sogou and among others. As of May 10, 2010, there were 18,800 pages and 24,300 pages search results for the Company on Baidu and Google respectively. In addition, there are over 20,000 direct connections from Baidu, Google, Soso and Sogou to our website on a daily basis.  Expanding external links means that we have a large number of network referral websites.  Customers can place orders on these websites which function as online retail outlets in our sales channel. We believe our strategic cooperation with these websites as business partners will help us to strengthen our sales and marketing efforts, broaden our market coverage in China in the near future. Business alliances via the referral websites have increased our sales, marketing influence and market penetration. According to Analysis International, on average, the number of small-scale websites that attracted more than 279,000 visitors per day is over 1,000, showing a large amount of potential for future growth. Our strategy to form strategic alliance with these business partners brings us significant competitive advantages.

Seasonality

E-commerce is not exposed to seasonality as much as other industries. On the contrary, when severe natural disturbances occur, there is likely an increase of online shopping as evidenced in the past SARS attack, Bird Flu outbreak and the Flu season. Typically, sales volume is higher in months with national holidays or festivals than the other months.

Market Competition

There are two levels of competition: physical-world retailers, and E-commerce and mobile E-commerce sites.  Physical competitors include China's largest retail chain: Gome and Suning. Their sales were 6.25 billion and $8.54 billion in 2009 respectively. The online competitors include C2C and B2C sites. For example, Taobao is one of the most well-known online shopping websites with the highest domestic market share. There are also other well-known online stores such as Newegg and Jingdong Mall. According to Analysis International, the sales for Jingdong Mall in 2009 and 2008 were $29.3M, $7.3M respectively.

12

Competitive Advantages

We feel we have differentiated ourselves from these competitors as follows:

• We don’t carry large major household appliances and general merchandise as they tend to cause inefficient operations and decrease gross margins.
• We don’t build logistics and warehouse systems like competitors do, because our experience and observation has indicated that reconstruction of logistics and warehouse systems is likely to put us at risk of low efficiency and high cost.
• Our professional specialization enhances our operational efficiency.

Pricing

We offer competitive prices but we do not indulge in price wars. Our price advantage comes from the management and operation of the supply system. We are closely co-operating with our suppliers, including all levels of agents and manufacturers since they all have strong sales growth expectations and competitive consciousness. In addition, China's vast area, high cost of channel construction, and pressure from traditional IT stores has made us, an internet distributor, more crucial in the distribution process.

Corporate Information

Organization History

Surry Holding Limited was incorporated in the British Virgin Islands on September 18, 2009. Surry owns 100% of the outstanding securities of Westow Technology Limited, a company incorporated in the British Virgin Islands.  The principal activities of Surry’s subsidiaries are engaged in the provision of an online platform for sales of 3C products in the PRC by way of a website named www.ceetop.com. Pursuant to a transaction completed on February 28, 2010, the Company holds 100% of Westow Technology Limited.

Organizational History of Westow

Westow Technology Limited (“Westow”) was incorporated on September 7, 2009, and owns 100% of the outstanding securities of Shenzhen Ceetop Network Technology Co., Limited, a company incorporated in
Shenzhen, PRC.

Organizational History of SZ Ceetop and HZ Ceetop

HZ Ceetop Network Technology Co., Ltd. was incorporated in October 31, 2006 and SZ Ceetop Network Technology Co., Ltd. was incorporated as a wholly foreign-owned enterprise in August, 2009 under the laws of the PRC. SZ Ceetop owns a 100% of the outstanding securities of HZ Ceetop.

13

Corporate Organization
The address for each entity is set forth below:

Name	Address
Surry Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands
Westow Technology Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands
Shenzhen Ceetop Network Technology Co. Ltd (headquarters)	2803, Lianhe Guangchang A, 5022 Binhe Dadao, Futian District, Shenzhen, China, 518033 Telephone: 0755-33366628
Hangzhou Ceetop Network Technology Co. Ltd	501 A Yuanhua Wangzuo Center, 65 Xintang Road, Hangzhou, China, 310020 Telephone: +86-0571-86632800

Risk Factors

Please carefully consider the following risk factors as well as other information provided to you in this document. If any of the following risks occur, our business, financial condition, operating results, and cash flows could be adversely affected. In addition, the current global economic climate amplifies many of these risks.

14

Limited Operating History

Founded in 2006, China Ceetop.com, Inc. began selling products on its website since October 2007.  The Company also changed its domain name. Accordingly, the limitations and imperfections of the website and financial data may mislead your evaluation on our business and growth. The prospects of the Company must be in light of the risks, expenses and difficulties, which frequently encountered in the early stages of development, particularly to companies involved in new and rapidly evolving markets, such as E-commerce.  To address these risks, the Company must, among other things, maintain and increase the number of our customers and implement, successfully execute our business plan and marketing strategies, sustain, develop and upgrade our technology and transaction-processing systems, improve our website, provide superior customer service and order fulfillment, respond to competitive developments, attract, retain and motivate qualified personnel. There is no assurance that the Company will successfully avoid those risks. The failure to do so could have an adverse effect on our business, prospects, financial condition and the results of operations.

Competition

The retail electronics industry is intensely competitive. The Company faces substantial competition from different aspects of Chinese E-commerce market. Our competitors include (i) various Customer-to-Customer (C2C) business, such as Taobao, Inc., subsidiary of Alibaba, Inc., that holds large market shares of Chinese C2C market, (ii) a number of companies specialize in Business-to-Customer (B2C) business, (iii) electronics retail vendors, including many local business centers and retail chain stores, such as GOME Electrical Appliances Holding Ltd, and Suning Appliance Co., Ltd.. Plenty of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financing, marketing, as well as other resources than us. Increased competition may result in reduction of operating margin, market share and brand promotion. There can be no assurance that the Company will be able to successfully compete with our current and future competitors. Pressures from competition may have an adverse effect on our business, prospects, financial conditions and results of operations.

Reliance on Suppliers

The Company carries minimal inventories and does not produce any products, but rather purchases products it sells from different vendors, which results in high reliance on the rapid fulfillment of our orders from our vendors. The Company does not have any long-term contracts or arrangements with any of its vendors that can guarantee the availability of merchandise, the continuation of particular payment terms or the extension of credit limits. There can be no assurance that current vendors will continue to sell merchandise to the Company on current terms or that the Company will be able to either establish new, or extend current vendor relationships to ensure the acquisition of merchandise in a timely and efficient manner and on acceptable commercial terms. If we are unable to develop and maintain relationships with vendors which would allow us to obtain sufficient quantity of products on acceptable commercial terms, our business, prospects, financial conditions and results of operations will be adversely affected.

Dependence on Continued Growth of Chinese Ecommerce Industry

The Company’s future revenue and profits substantially depend on the widespread acceptance and the use of the internet, as well as other online services in China, which can be seen as an effective medium of commerce. Although the usage of internet and other online services in China are increasing, demands and market acceptance of new services and products over the internet are subject to some level of uncertainty. The Company’s success relies on consumers who used traditional means of commerce to purchase merchandise, but are accepting and utilizing new ways to conduct business and exchange information.  Although internet and other online services in China continue to experience significant growth in the number of users, there can be no assurance that the infrastructure of internet and online services will be able to support the demands placed upon them. In addition, the internet and other online services could lose their viability due to the delay of the development or adoption of new standards and protocols required to handle increased level of internet activities, or due to increasing Chinese government regulations. Changes or insufficient availability of telecommunication services to support internet or other online services could also result in slower response time and adversely affect the usage of internet and other online services, including our website (ceetop.com) in particular. If the use of the internet and other online services do not continue to grow, or grows slower than expected, if the infrastructure of the internet and other online services do not effectively support growth that may occur, or if the internet and other online services do not become a viable commercial marketplace, the Company's business, prospects, financial conditions and results of operations would be adversely affected.

15

Rapid Technological Change

To remain competitive, the Company must continue enhancing and improving the functionality, responsiveness and other features of our online services. The internet and E-commerce industry are characterized by rapid technology development, frequent changes of users and customer requirements and preferences, which lead us to stay focus on improving new technologies in accordance with the changes of the new industry standards.  The Company’s success will depend partly on our ability to obtain license of useful leading technologies, enhance existing services, develop new services that address the increasingly sophisticated needs of prospective customers, respond to emerging industry standards and practice on a cost-effective and timely basis. The development of website and other proprietary technologies entails significant technical and business risks. There can be no assurance that the Company will effectively use new technologies, proprietary technologies and transaction-processing systems to satisfy customer requirements or emerging industry standards. If the Company is unable, for technical, legal, financial or other reasons, to adapt to changing market conditions or customer requirements in a timely manner, our business, prospects, financial conditions and results of operations would be adversely affected.

Dependence on Key Personnel

The Company's performance is substantially dependent on retainability, motivation and the performance of our senior management and other key personnel, particularly Weiliang Liu, our incoming Chief  Executive Officer and President and Chief Executive Officer of China Ceetop.com, Inc. The loss of the services of Mr. Liu or any of our executive officers or other key employees could have an adverse effect on the Company's business, prospects, financial conditions and results of operations.  The Company does not have long-term employment agreements with any of our key personnel or maintain any "key person" life insurance policies. Success of the Company also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. There can be no assurance that we will be able to successfully attract, or retain qualified personnel. In particular, we have encountered difficulties in attracting significant amount of qualified software developers for our website and transaction-processing system. There also can be no assurance that we will be able to attract and retain such software developers. The failure to attract and retain the necessary technical, managerial, editorial, merchandising, marketing and customer service personnel could have an adverse effect on the Company's business, prospects, financial conditions and results of operations.

Ecommerce Security Risks

A significant barrier to enter E-commerce is the security of transmission of confidential information through public networks. The Company relies on encryption and authentication technologies licensed from third parties, which can necessarily effect secured transmission of confidential information, such as customers’ credit card numbers.  There can be no assurance that the advance of computer capabilities, new discoveries in the field of cryptography, and other new technologies will not result in a breach of the algorithms used by the Company to protect customer transaction information. If any such security problems occur, it could have an adverse effect on the Company's reputation, business, prospects, financial conditions and results of operations.  Any party who is able to circumvent the Company's security could misappropriate proprietary information or interrupt the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.  Concerns over the security of the internet and other online transactions may inhibit the growth of online services. Activities of the Company or third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, which may lead to security breaches that could damage the Company's reputation and expose the Company to a risk of loss or litigation. We can make no assurance that the Company's security measures will prevent security breaches or that the failure to prevent such security breaches will not have an adverse effect on the Company's business, prospects, financial conditions and results of operations.

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Trademarks and Proprietary Rights

Our copyrights, service marks, trademarks, trade secrets and similar intellectual properties are critical to our success. We rely on trademarks and copyright laws, trade secret protections, confidentiality and license agreements with our employees, customers, partners and others to protect our proprietary rights. We pursue the registration of trademarks and service marks in China and overseas, and have applied for the registration of certain trademarks and service marks. Effective trademark, service mark, copyright and trade secret protection may not be available in China. We expect to license some of our proprietary rights, such as trademarks or copyrighted materials, to third parties in the future.  While we attempt to ensure the quality of our brand which is maintained by such licensees, there can be no assurance that such licensees will not take actions that might adversely affect the value of the Company's proprietary rights or reputation, which could have an adverse effect on the Company's business, prospects, financial conditions and results of operations. There can be no assurance that the steps taken by the Company to protect the proprietary rights will be adequate or that the third parties will not infringe or misappropriate the Company's copyrights, trademarks and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against the Company. The Company has been subject to claims and expects to be subject to legal proceedings and claims from time to time in the ordinary course of business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by our Company and our licensees. Such claims, even if not meritorious, could result in significant financial and managerial expenditures. The Company currently is not aware of any legal proceedings pending against it.

Risks Related to Doing Business in China

The Company is subject to Chinese company law and regulations. A violation of any regulation will have an adverse effect on the Company's business, prospects, financial conditions and results of operations. These regulations and legal requirements are relatively new and the interpretation and enforcement of these regulations and requirements involve uncertainties, which could limit the legal protections available to the Company.  The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in an adverse effect on the business and operations of the Company. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. The Company cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on the Company’s businesses. A slowdown or other adverse developments in the PRC economy may adversely affect the Company’s customers and the Company’s business. All of the Company’s operations are conducted in the PRC and all of its revenue is generated from sales in the PRC. Although the PRC economy has grown significantly in recent years, the Company cannot assure that such growth will continue. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC could adversely impact our client base thus adversely affect the Company’s business.

Recent PRC State Administration of Foreign Exchange (“SAFE”) Regulations regarding offshore financing activities by PRC residents have undergone a number of changes that may increase the administrative burden the Company faces. The failure by the Company’s stockholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent the Company from being able to distribute profits and could expose the Company and its PRC resident stockholders to liability under PRC law.

17

MANAGEMENT DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

Overview

The Company aimed to attract additional customers, suppliers and business partners in order to increase revenue and provide better products.  A few reasons for the growth of the Company are highlighted below:

a. The volume of online shoppers increased rapidly by popularizing the Company's retail website;
b. Sales promotions and low-price strategy were used as marketing tools to attracting more customers;
c. Enhancement of product lines by negotiation with upstream suppliers.

We conducted internet promotions via online orders, customer service agents, telephone feedback services, email messages, and distribution of flyers and brochures through the merchandise packages. In addition, we have two more effective and unique marketing strategies, which are internal efficiency and external joint optimization.

Low-price strategy was implemented to attract more customers in order to raise the revenue. As a result, we anticipate gross margin to be reduced to 1.5%. Meanwhile, the Company has offered extensive customer services to follow up every order to build long lasting relationships with clients. For the nine months ended September 30, 2010, the Company's actual gross margin only increased to 3.74% from 3.66% in the same period previous year, but sales increased 178% because of the excellent customer services. The expense ratio for the 9 months ended September 30, 2009 accounted for 13.78% of sales and declined to 13.62% in the same period this year. The management is confident that the Company could achieve the break-even point when monthly sales reaches $7.32 million, and the corresponding cost ratio will continue declining and it might be less than 1% to the expected sales target.  Since 2009 the Company has shifted its main merchandises from digital, small household electrical appliances to personal consumer electronics. We have broadened our product line to increase the number of products to 11,000 from 4,500 in 2008. Expansion of product lines did not only bring more visitors to our site who made purchases, but also bring more free cash flow since payments were made to suppliers on the monthly basis. Overall, we have increased our liquidity.

Tax & VAT

Changes in the new Enterprise Income Tax Law (EIT, Enterprise Income Tax) implemented in January 2008 include:

a. New corporate income tax dropped from 33% to 25%, which treats all foreign and domestic enterprises at the same tax bracket with the exception of 15% tax break for high-tech enterprises;
b. Any enterprises established before Mar 16, 2007 can continue enjoying five year tax exemption period until maturity.

According to Chinese tax law, sales of goods, imports and exports are required to pay VAT, which accounts for 17% of the value added to the goods.  Sales Tax is set at 5% since the implementation of the “Provisional Regulations of the PRC business tax” on January 1, 1994.

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Results of Operations

2010 and 2009

The following table sets forth our operating results for nine months ended September 30, 2010 and 2009:

	For the nine months ended September 30
	2010	2009
Sales	12,198,665.00	4,380,942.00
Cost of sales	(11,742,660.00)	(4,220,658.00)
Gross profit	456,005.00	160,284.00
Selling, general and administrative expenses	(1,662,044.00)	(604,096.00)
Income from operations	(1,206,039.00)	(443,812.00)
Other income	8,397.00	2,561.00
Net income	(1,197,642.00)	(441,251.00)
Other comprehensive income	43,124.00	(18,058.00)
Comprehensive income	(1,154,518.00)	(459,309.00)

In line with the general accepted accounting principles, our revenue is recognized at the completion of delivery of goods to customers after a formal arrangement exists.

Sales increased 178% to $12,198,665 for the nine months ended September 30, 2010 from $ 4,380,942 for the nine months ended September 30, 2009. The $7,817,723 increase was mainly supported by our marketing efforts, increasing brand recognition, low-price strategy and enhanced product line.

Cost of sales was $11,742,660 for the nine months ended September 30, 2010 compared to $4,220,658 for the nine months ended September 30, 2009. The $7,522,002 increase in cost of sales reflected the increase in sales.

Gross profit was $456,005 for the nine months ended September 30, 2010 compared to $160,284 for the nine months ended September 30, 2009. The gross profit margin increased slightly from 3.66% in the prior year to 3.74% for the nine months ended September 30, 2010 mainly due to our low-price strategy to attract customers.

Our selling, general and administrative costs include marketing, salaries, rent expenses, audit and legal expenses and other related expenses. In general, these costs will increase in response to the growth and related increased complexity of our business. Total operating expenses increased to $1,662,044 for the nine months ended September 30, 2010 from $604,096 for the nine months ended September 30, 2009. As a percentage of revenues, operating expenses decreased to 13.62% for the nine months ended September 30, 2010 compared to 13.78% for the nine months ended September 30, 2009.

Other income mainly came from interest income.

We reported a net loss of $1,197,642 for the nine months ended September 30, 2010 compared to a loss of $441,251 for the nine months ended September 30, 2009. As a percentage of revenues, Net loss decreased to 9.81% for the nine months ended September 30, 2010 compared to 10% for the nine months ended September 30, 2009. We are still in the growth stage, but the data above shows improvement.

We operate primarily in PRC and the functional currency of our operating subsidiary is the Chinese RMB. Translation adjustments resulting from this process amounted to foreign currency translation gain of $43,124 as of September 30, 2010 and loss of $18,058 as of September 30, 2009, respectively.

The balance sheet amounts with the exception of equity were translated at the current exchange rate. The equity accounts were stated at their historical rate. The income statement items are translated at the average exchange rate for the period.

2009 and 2008

 The following table sets forth our operating results for the years ended December 31, 2009 and 2008:

	For the nine months ended September 30
	2009	2008
Sales	7,056,116.00	715,447.00
Cost of sales	(6,806,205.00)	(684,836.00)
Gross profit	249,911.00	30,611.00
Selling, general and administrative expenses	(902,061.00)	(271,374.00)
Income from operations	(652,150.00)	(240,763.00)
Other income	3,677.00	32.00
Net income	(648,473.00)	(240,731.00)
Other comprehensive income	(18,789.00)	(8,390.00)
Comprehensive income	(667,262.00)	(249,121.00)

In line with the general accepted accounting principles, our revenue is recognized at the completion of delivery of goods to customers after a formal arrangement exists.

Sales increased 886.25% to $7,056,116 for the year ended December 31, 2009 from $715,447 for the year ended December 31, 2008. The $6,340,669 increase was mainly supported by our marketing efforts, increasing brand recognition, low-price strategy and enhanced product line.

Cost of sales was $6,806,205 for the year ended December 31, 2009 compared to $684,836 for the year ended December 31, 2008. The $6,121,369 increase in cost of sales reflected the increase in sales.

Gross profit was $249,911 for the year ended December 31, 2009 compared to $30,611 for the year ended December 31, 2008. The gross profit margin dropped slightly from 4.28% in the prior year to 3.54% the year ended December 31, 2009 due to our low-price strategy.

Our selling, general and administrative costs include marketing, salaries, rent expenses, audit and legal expenses and other related expenses. In general, these costs will increase in response to the growth and the related increased complexity of our business. Due to increasing sales, total operating expenses increased to $902,061 for the year ended December 31, 2009 from $271,374 for the year ended December 31, 2008. As a percentage of revenues, operating expenses decreased to 12.78% for the year ended December 31, 2009 compared to 37.93% for the year ended December 31, 2008.

Other income mainly came from interest income.

We reported a net loss of $648,473 for the year ended December 31, 2009 compared to loss of $240,731 for the year ended December 31, 2008. As a percentage of revenues, Net loss decreased to 9.19% for the year ended December 31, 2009 compared to 33.65% for the year ended December 31, 2008.

We operate primarily in the PRC and the functional currency of our operating subsidiary is the Chinese RMB. Translation adjustments resulting from this process amounted to foreign currency translation loss of $18,789 and $8,390 as of year ended December 31, 2009 and 2008 respectively. The balance sheet amounts with the exception of equity were translated at 6.8259 RMB to 1.00 USD as compared to 6.8336 RMB to 1.00 USD at December 31, 2008. The equity accounts were stated at their historical rate. The income statement items are translated at the average exchange rate for the period.

Financial Statements

Audited financial statements of Surry commence on the next page.

19

SURRY HOLDINGS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2010

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Surry Holdings Limited.

We have reviewed the accompanying consolidated balance sheet of Surry Holdings Limited. as of September 30, 2010, and the related consolidated statements of income and comprehensive income and cash flows for the nine months and three months ended September 30, 2010 and 2009 and consolidated statement of stockholders’ equity for the nine months ended September 30, 2010. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Surry Holdings Limited as of December 31, 2009 and the related consolidated statements of income and comprehensive income, accumulated loss and consolidated statement of cash flows and consolidated statement of stockholders’ equity for the year then ended; and in our report dated 11 August, 2010 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2009, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Clement C. W. Chan & Co.

Certified Public Accountants

3/F., & 5/F., Heng Shan Centre, 145 Queen’s Road East, Wanchai, Hong Kong
November 23, 2010

SURRY HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS

	Notes	September 30,	December 31,
		2010	2009
		(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents		$2,781,743	$1,484,992
Accounts receivable		137,184	115,218
Other receivables		188,645	14,733
Inventories	2	128,703	-
Prepayment		25,695	15,179
Total Current Assets		3,261,970	1,630,122

Property and equipment, net	2	117,529	134,512

Total Assets		$3,379,499	$1,764,634

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current and Total Liabilities
Accounts payable		$770,169	$984,045
Accrued expenses and other payable		317,380	268,121
Total Current and Total Liabilities		1,087,549	1,252,166

Stockholders' Equity
Common stock, USD1 par value, 44,450 shares authorized, 44,450 shares issued and outstanding	4	44,450	20,000
Preferred stock, USD1 per value, 5,550 shares authorized,
5,550 shares issued and outstanding	4	5,550	-
Subscription receivable		(50,000)	(20,000)
Additional paid-in capital	5	4,545,600	1,611,600
Statutory reserve	6	-	-
Accumulated other comprehensive income/(loss)	7	18,533	(24,591)
Accumulated loss		(2,272,183)	(1,074,541)
Total Stockholders' Equity		2,291,950	512,468

Total Liabilities and Stockholders' Equity		$3,379,499	$1,764,634

The accompanying notes are an integral part of these consolidated financial statements.

SURRY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)

	Three months ended September 30		Nine Months ended September 30
	2010	2009	2010	2009

Sales	$2,837,594	$2,219,122	$12,198,665	$4,380,942

Cost of sales	(2,665,994)	(2,140,407)	(11,742,660)	(4,220,658)

Gross profit	171,600	78,715	456,005	160,284

Selling, general and administrative expenses	(668,462)	(284,363)	(1,662,044)	(604,096)

Loss from operations	(496,862)	(205,648)	(1,206,039)	(443,812)

Other income
Interest income	2,580	1,011	5,113	2,468
Other income	2,644	-	3,284	93
Total other income	5,224	1,011	8,397	2,561

Net loss	$(491,638))	$(204,637)	$(1,197,642)	$(441,251)

Weighted average common shares outstanding
Basic	44,450	20,000	47,244	20,000
Diluted	44,450	20,000	47,244	20,000

Net loss per common share
Basic	$(11.06)	(10.23)	$(25.35)	$(22.06)
Diluted	$(11.06)	(10.23)	$(25.35)	$(22.06)

Net loss	$(491,638)	$(204,637)	$(1,197,642)	$(441,251)
Other comprehensive income/(loss)	31,262	(18,061)	43,124	(18,058)
Comprehensive loss	$(460,376)	$(222,698)	$(1,154,518)	$(459,309)

The accompanying notes are an integral part of these consolidated financial statements.

SURRY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009 (UNAUDITED)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,197,642)	$(441,251)
Adjustments to reconcile net loss to net cash
(used in)/provided by operating activities:
Depreciation	35,655	31,955
Provision for doubtful accounts	691	192
Reversal of provision previously recognized	(638)	(93)
Changes in operating assets and liabilities:
Accounts receivable	(22,019)	(63,219)
Other receivable , deposits and prepaid expenses	(184,428)	(120,325)
Inventories	(128,703)	(173)
Accounts payable	(213,876)	554,607
Accrued expense and other payable	49,259	1,244,190

Net cash (used in) /provided by operating activities	(1,661,701)	1,205,883

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(2,649)	(11,690)

Net cash (used in) investing activities	(2,649)	(11,690)

CASH FLOW FROM FINANCING ACTIVITES
Capital injection from a shareholder	2,934,000	-
	2,934,000	-
Net cash provided by financing activities

Effect of exchange rate changes on cash and cash equivalents	27,101	851

Net increase in cash and cash equivalents	1,296,751	1,195,044

Cash and cash equivalents, beginning balance	1,484,992	249,292

Cash and cash equivalents, ending balance	$2,781,743	$1,444,336

The accompanying notes are an integral part of these consolidated financial statements.

SURRY HOLDINGS LIMITED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (UNAUDITED)

	Common Stock		Preferred Stock
	Stock		Stock		Subscription	Additional Paid-in	Other Comprehensive	(Accumulated	Total Stockholders
	outstanding	Amount	outstanding	Amount	Receivables	Capital	Income/(loss)	Loss)	Equity

Balance January 1, 2009	20,000	$20,000	-	$-	$(20,000)	$126,700	$(5,802)	$(426,068)	$(305,170)

Foreign currency translation adjustments	-	-	-	-	-	19,900	(18,789)	-	1,111

Waiver of amount due to shareholders	-	-	-	-	-	1,465,000	-	-	1,465,000

(Loss) for the year ended December 31, 2009	-	-	-	-	-	-	-	(648,473)	(648,473)

Balance December 31, 2009	20,000	20,000	-	-	(20,000)	1,611,600	(24,591)	(1,074,541)	512,468

Foreign currency translation adjustments - note 6)	-	-	-	-	-	-	43,124	-	43,124

Issue of shares	30,000	30,000	-	-	(30,000)	-	-	-	-

Conversion of common stock to preferred stock	(5,550)	(5,550)	5,550	5,550	-	-	-	-	-

Waiver of amount due to a shareholder - note 5)	-	-	-	-	-	2,934,000	-	-	2,934,000

(Loss) for the period ended September 30, 2010	-	-	-	-	-	-	-	(1,197,642)	(1,197,642)

Balance September 30, 2010	44,450	$44,450	5,550	$5,550	$(50,000)	$4,545,600	$18,533	$(2,272,183)	$2,291,950

The accompanying notes are an integral part of these consolidated financial statements

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 1 - ORGANIZATION

Surry Holdings Limited ("the Company") was incorporated in the British Virgin Islands on September 18, 2009.  The Company holds 100% of Westow Technology Limited, a company incorporated in the British Virgin Islands, which in turn holds 100% of Shenzhen Ceetop Network Technology Co., Limited ("SZ Ceetop"), a company incorporated in Shenzhen, Peoples’ Republic of China ("PRC") and ultimately holds 100% of Hangzhou Ceetop Network Technology Co., Limited ("HZ Ceetop"), a company incorporated in Hangzhou, PRC.

The Company is an investment holding company.  The principal activities of its subsidiaries (together with the Company, collectively the "Group") are engaged in the provision of an online platform for sales of 3C products (computers/communications/consumer electronics) in the PRC by way of a website named  www.ceetop.com mainly through its wholly owned legal subsidiaries HZ Ceetop and SZ Ceetop.

Pursuant to a series of transactions completed in September, 2009, the Company became the holding company now comprising the Group ("Group Reorganisation").

Since the Company and the companies now comprising the Group were under common control of a controlling party both before and after the completion of the Group Reorganisation, the Group Reorganisation has been accounted for using merger accounting.  The Consolidated Financial Statements have been prepared on the basis as if the Company had always been the holding company of the companies now comprising the Group and the group structure had been in existence throughout the nine months ended September 30, 2010 and year ended 31 December, 2009 as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation”.

These unaudited consolidated financial statements were prepared by the Company pursuant to the rules and regulations of the SEC.  The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) that are, in the opinion of management, necessary to present fairly the operating results for the respective periods.  Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) were omitted pursuant to such rules and regulations.  These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2009.  The results for the nine and three months ended September 30, 2010, are not necessary indicative of the results to be expected for the full year ending December 31, 2010.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company adopted the new accounting guidance (“Codification”) on July 1, 2009. For the nine months ended September 30, 2010, all reference for periods subsequent to July 1, 2009 are based on the codification. The Company's functional currency is the Chinese Renminbi; however the accompanying consolidated financial statements have been translated and presented in the United States Dollars.

Principles of Consolidation

The consolidated financial statements incorporate the financial statement items of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation (Continued)
The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties’ perspective. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party’s interest.

The consolidated statements of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period.

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. Such business combinations are referred to as common control combinations which is in line with U.S. GAAP.

Translation Adjustment

As of September 30, 2010 and December 31, 2009, the accounts of the Company were maintained, and its financial statements were expressed, in Chinese Yuan Renminbi (“CNY”).  Such financial statements were translated into U.S. Dollars (“USD”) in accordance with the Foreign Currency Matters Topic of the Codification, with the CNY as the functional currency.  According to the Codification, all assets and liabilities were translated at the current exchange rate, stockholders’ equity are translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income/(loss) in accordance with the Comprehensive Income Topic of the Codification, as a component of shareholders’ equity.  Transaction gains and losses are reflected in the income statement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company uses SFAS 130 “Reporting Comprehensive Income” (codified in FASB ASC Topic 220). Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. Comprehensive income for the nine and three months ended September 30, 2010 and 2009 included net income and foreign currency translation adjustments.

Risks and Uncertainties

The Company’s operations are carried out in the PRC.  Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC’s economy.  The Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties (Continued)

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. There were no contingencies of this type as of September 30, 2010 and December 31, 2009.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed. There were no contingencies of this type as of September 30, 2010 and December 31, 2009.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company maintains reserves for potential credit losses on accounts receivable.   Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.  Reserves are recorded based on the Company’s historical collation history.   Allowances for doubtful accounts as of September 30, 2010 and December 31, 2009 were $691 and $638, respectively.

Inventories
Inventories are valued at the lower of cost (determined on a weighted average basis) or market. The Management compares the cost of inventories with the market value and allowance is made for writing down their inventories to market value, if lower. As of September 30, 2010 and December 31, 2009, inventories consist of the following:

	9/30/2010	12/31/2009

Finished Goods	128,703	Nil

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Plant & Equipment

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property, plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property, plant and equipment is provided using the straight-line method for substantially all assets with estimated lives of:

Office equipment	3- 5 years

As of September 30, 2010 and December 31, 2009 Property, Plant & Equipment consist of the following:

	9/30/2010	12/31/2009
Office equipment	249,145	228,120
Accumulated depreciation	(131,616)	(93,608)
	$117,529	134,512

Depreciation expense for the nine months ended September 30, 2010 and 2009 was $35,655 and $31,955, respectively.

Depreciation expenses for the three months ended September 30, 2010 and 2009 was $12,244 and $10,803, respectively.

Long-Lived Assets

The Company adopted the Property, Plant and Equipment Topic of the Codification, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes previous accounting guidance, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and “Reporting the Results of Operations for a Disposal of a Segment of a Business.” The Company periodically evaluates the carrying value of long-lived assets to be held and used, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Company believes that, as of December 31, 2009 and September 30, 2010, there were no impairments of its long-lived assets.

Fair Value of Financial Instruments

The Financial Instrument Topic of the Codification requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company’s revenue recognition policies are in compliance with SEC Staff Accounting bulletin (“SAB”) 104 (codified in FASB ASC Topic 605). Sales revenue is recognized at the completion of delivery to customers when a formal arrangement exists, the price is fixed or determinable, no other significant obligations of the Company exist and collectability is reasonably assured at the date of completion of delivery. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

Advertising

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising.  The Company expenses all advertising costs as incurred.  For the nine months ended September 30, 2010 and 2009, the Company incurred advertising expenses of $44,177and Nil respectively.  For the three months ended September 30, 2010 and 2009, the Company incurred advertising expenses of $1,164 and $Nil, respectively.

Shipping and Handling costs

Shipping and handling costs consist primarily of freight charges and packaging charges for delivery of goods to the customers and are included in selling, general and administrative expenses.  The Company expenses all shipping and handling costs when they are incurred.  For the nine months ended September 30, 2010 and 2009, the Company incurred freight charges of $103,942 and $44,023 respectively, and packaging charges of $19,231 and $13,177 respectively.  For the three months ended September 30, 2010 and 2009, the Company incurred freight charge of $35,176 and $18,863, respectively, and packaging charges of $4,765 and $6,188, respectively.

Income Taxes

The Company utilizes the accounting standards (“SFAS”) No. 109, “Accounting for Income Taxes,” codified in Financial Accounting Standard Board Accounting Standards Codification (“ASC”) Topic 740 which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”), codified in FASB ASC Topic 740. When tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits are classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income. The adoption of FIN 48 did not have a material impact on the Company’s financial statements. At September 30, 2010 and December 31, 2009, the Company did not take any uncertain positions that would necessitate recording a tax related liability.

It is the Company’s intention to permanently reinvest earnings from activity with China. And thereby indefinitely postpone repatriation of these funds to the US. Accordingly, no domestic deferred income tax provision has been made for US income tax which could result from paying dividend to the Company.

Statement of Cash Flows

In accordance with SFAS 95 “Statement of Cash Flows”, codified in FASB ASC Topic 230, cash flows from the Company’s operations are based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Basic and Diluted Earnings per Share

Earnings per share are calculated in accordance with FASB ASC Topic 260, “Earnings per Share”.  Basic earnings per share is based upon the weighted average number of common shares outstanding.  Diluted earnings per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised.  Dilution is computed by applying the treasury stock method.  Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions.  The Company has diversified customer base. Majority of sales are either cash receipt in advance or cash receipt upon delivery.  During the nine months and three months ended September 30, 2010, no customers accounted for more than 10% of net revenue.  As of September 30, 2010 and December 31, 2009, no customers accounted for more than 10% of net accounts receivable.  For those credit sales, the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(INAUDITED)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In October 2009, the FASB issued, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force, that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. As a result of these amendments, multiple-deliverable revenue arrangements will be separated in more circumstances than under existing U.S. GAAP. The ASU does this by establishing a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. A vendor will be required to determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. This ASU also eliminates the residual method of allocation and will require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the overall arrangement proportionally to each deliverable based on its relative selling price. Expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance are also required under the ASU. The ASU does not apply to arrangements for which industry specific allocation and measurement guidance exists, such as long-term construction contracts and software transactions. This is effective beginning January 1, 2011. The adoption of this topic does not have a material effect on the Company’s financial statements

In October 2009, the FASB issued, Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force, that reduces the types of transactions that fall within the current scope of software revenue recognition guidance. Existing software revenue recognition guidance requires that its provisions be applied to an entire arrangement when the sale of any products or services containing or utilizing software when the software is considered more than incidental to the product or service. As a result of the amendments, many tangible products and services that rely on software will be accounted for under the multiple-element arrangements revenue recognition guidance rather than under the software revenue recognition guidance. Under the amendments, the following components would be excluded from the scope of software revenue recognition guidance:  the tangible element of the product, software products bundled with tangible products where the software components and non-software components function together to deliver the product’s essential functionality, and undelivered components that relate to software that is essential to the tangible product’s functionality. The ASU also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non-software deliverables). This amendment is effective beginning January 1, 2011. The adoption of this topic does not have a material effect on the Company’s financial statements

On February 25, 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09 Subsequent Events Topic 855, “Amendments to Certain Recognition and Disclosure Requirements,” effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of US GAAP. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

On March 5, 2010, the FASB issued ASU No. 2010-11 Derivatives and Hedging Topic 815, “Scope Exception Related to Embedded Credit Derivatives.” This ASU clarifies the guidance within the derivative literature that exempts certain credit related features from analysis as potential embedded derivatives requiring separate accounting. The ASU specifies that an embedded credit derivative feature related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another is not subject to bifurcation from a host contract under ASC 815-15-25, Derivatives and Hedging – Embedded Derivatives – Recognition. All other embedded credit derivative features should be analyzed to determine whether their economic characteristics and risks are “clearly and closely related” to the economic characteristics and risks of the host contract and whether bifurcation is required. The ASU is effective for the Company on July 1, 2010. Early adoption is permitted. The adoption of this ASU did not have any impact on the Company’s consolidated financial statements.

In April 2010, the FASB codified the consensus reached in Emerging Issues Task Force Issue No. 08-09, “Milestone Method of Revenue Recognition.” FASB ASU No. 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. FASB ASU No. 2010-17 is effective for fiscal years beginning on or after June 15, 2010, and is effective on a prospective basis for milestones achieved after the adoption date. The Company does not expect this ASU will have a material impact on its financial position or results of operations when it adopts this update on January 1, 2011.

Recently Issued Accounting Pronouncements Not Yet Adopted

As of September 30, 2010, there are no recently issued accounting standards not yet adopted that would have a material effect on the Company’s financial statements.

Note 3 - INCOME TAXES

The Company operates in more than one jurisdictions with the main operations conducted in PRC and virtually no activities in USA with complex regulatory environments subject to different interpretations by the taxpayer and the respective governmental taxing authorities. The Company evaluates its tax positions and establishes liabilities, if required.

Pursuant to the PRC Income Tax Laws, the Enterprise Income Tax (“EIT”) through December 31, 2007 is at a statutory rate of 33%, which is comprised of 30% national income tax and 3% local income tax.  As from January 1, 2008 onwards, the EIT is at a statutory rate of 25%.

Uncertain Tax Positions

For the nine months ended September 30, 2010 and 2009, the Company had no unrecognized tax benefits and related interest and penalties expenses. Currently, the Company is not subject to examination by major tax jurisdictions.

The deferred tax asset not recognised is as follows :

	9/30/2010	12/31/2009

Unused tax loss	$2,272,183	$1,074,541

Unrecognised deferred tax asset (at PRC tax rate of 25%)	$568,045	$268,635

The Company has not recognised deferred tax asset in respect of PRC tax loss in these consolidated financial statements as it is not more likely that the future taxable profit against which loss can be utilized will be available in the relevant jurisdiction and entity.  The unrecognised tax loss in each of the two years ended December 31, 2008 and 2009 of $106,517 and $162,118 will expire in 2013, 2014 respectively and for nine months ended September 30, 2010 of $299,410 will expire in 2015.

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 4 - COMMON AND PREFERRED STOCK

On incorporation of the Company, the Company allotted 20,000 common stock to the shareholders.  Pursuant to an agreement between all shareholders, it was agreed that the Company will issue preferred stock to one shareholder and the memorandum of association will be amended accordingly.

During the first quarter in 2010, the Company allotted additional 30,000 common stock to increase the total issued shares to 50,000 common stock.

Pursuant to the resolution dated June 22, 2010 for amendment of memorandum of association, the Company is authorized to issue two classes of stocks, to be designated, respectively, "Common stock" and "Preferred stock".  The total number of shares the Company is authorized to issue is 50,000 shares with a par value of $1 per share ($44,450 common stock and 5,550 preferred stock).

As such, 5,550 common stock was converted to preferred stock in the second quarter in 2010.  Except that each issued preferred stock has 10 times voting power to that of each issued common stock, all other terms of these two classes of stock rank pari passu.

Note 5 - ADDITIONAL PAID IN CAPITAL

Included in the balance of additional paid in capital as of September 30, 2010 is an amount of $1,465,000 representing waiver of amount due to shareholders brought forward from the year ended December 31, 2009 to the current period.  During the nine months ended September 30, 2010, as part of a shareholder's commitment to the Company, that shareholder advanced $2,934,000 to the Company.  On June 28, 2010, that shareholder further agreed to waive the repayment of the entire amount of advances of $2,934,000.  The balance of $2,934,000 was then transferred to additional paid in capital to increase the stockholders' equity by the same amount, thereby increasing the amount of additional paid in capital to $4,545,600 at June 30, 2010 and at September 30, 2010.

Note 6 - STATUTORY RESERVE

In accordance with the laws and regulations of the PRC, a wholly-owned Foreign Invested Enterprises income, after the payment of the PRC income taxes, shall be allocated to the statutory surplus reserves and statutory public welfare fund. Prior to January 1, 2006 the proportion of allocation for reserve was 10 percent of the profit after tax to the surplus reserve fund and additional 5-10 percent to the public affair fund. The public welfare fund reserve was limited to 50 percent of the registered capital.  Effective January 1, 2006, there is now only one fund requirement. The reserve is 10 percent of income after tax, not to exceed 50 percent of registered capital. However, the laws do not prohibit enterprises allocate net income to this reserve after the limit of 50 per cent of registered capital has been reached. Statutory Reserve funds are restricted for set off against accumulated losses, or to increase in register capital of the respective company. Statutory public welfare fund is restricted to the capital expenditures for the collective welfare of employees. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation. As of September 30, 2010 and December 31, 2009 the Company has not been allocated to these non-distributable reserve funds due to loss sustained in both periods.

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(UNAUDITED)

Note 7 - ACCUMULATED OTHER COMPREHENSIVE LOSS

Balances of related after-tax components comprising accumulated other comprehensive loss, included in stockholders’ equity, at September 30, 2010 and December 31, 2009, are as follows:

	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive (Loss)
Balance at December 31, 2008	$(5,802)	$(5,802)
Change for 2009	(18,789)	(18,789)
Balance at December 31, 2009	(24,591)	(24,591)
Change for 2010 Q1	578	578
Balance at March 31, 2010	(24,013)	(24,013)
Change for 2010 Q2	11,284	11,284
Balance at June 30, 2010	(12,729)	(12,729)
Change for 2010 Q3	31,262	31,262
Balance at September 30, 2010	$18,533	$18,533

Note 8 - CURRENT VULNERABILITY DUE TO CERTAIN RISK FACTORS

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, by the general state of the PRC's economy. The Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Note 9 - NON-FINANCIAL IMPACT OF THE COMPANY

Leases
As at September 30, 2010, the Company had total future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2010 Q3	2009
	USD	USD
Within 1 year	34,558	34,205
In the second year	17,590	26,370
In the third year	-	10,987
	52,148	71,562

At September 30, 2010, the operating leases in regard of office premises located in PRC with monthly rental payment of USD1,764 and USD2,205 have leases term expiry date in 2011 and 2012 respectively.  (At December 31, 2009, the operating leases in regard of office premises located is PRC with monthly rental payment of USD1,123 and USD2,205 had leases term expiry date in 2010 and 2012 respectively.)

Note 10 - SUBSEQUENT EVENTS

For the nine months ended September 30, 2010, the Company has evaluated subsequent events through November 23, 2010 (date of issue of this consolidated financial statements), for potential recognition disclosure.  No significant events occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on our consolidated financial statements.

SURRY HOLDINGS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Surry Holdings Limited.

We have audited the accompanying consolidated balance sheets of Surry Holdings Limited. as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2009. Surry Holdings Limited’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Surry Holdings Limited. as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows and stockholders’ equity for each of the years in the two-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Clement C. W. Chan & Co.

Certified Public Accountants

3/F., & 5/F., Heng Shan Centre, 145 Queen’s Road East, Wanchai, Hong Kong
11 August, 2010

F-1

SURRY HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS

	Notes	December 31,	December 31,
		2009	2008

ASSETS
Current Assets
Cash and cash equivalents		$1,484,992	$249,292
Accounts receivable		115,218	18,592
Other receivables		14,733	851
Prepayment		15,179	10,050
Total Current Assets		1,630,122	278,785

Property and equipment, net	2	134,512	161,110

Total Assets		$1,764,634	$439,895

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current and Total Liabilities
Accounts payable		$984,045	$176,884
Accrued expenses and other payable		268,121	54,381
Due to shareholders	3, 5	-	513,800
Total Current and Total Liabilities		1,252,166	745,065

Stockholders' Equity
Common stock, USD1 par value, 50,000 shares authorized, 20,000 shares issued and outstanding	5	20,000	20,000
Subscription receivable		(20,000)	(20,000)
Additional paid-in capital	6	1,611,600	126,700
Statutory reserve	7	-	-
Accumulated other comprehensive loss	8	(24,591)	(5,802)
Accumulated loss		(1,074,541)	(426,068)
Stockholders' Equity		512,468	(305,170)

Total Liabilities and Stockholders' Equity		$1,764,634	$439,895

The accompanying notes are an integral part of these consolidated financial statements.

F-2

SURRY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

Sales	$7,056,116	$715,447

Cost of sales	(6,806,205)	(684,836)

Gross profit	249,911	30,611

Selling, general and administrative expenses	(902,061)	(271,374)

Loss from operations	(652,150)	(240,763)

Other income
Interest income	3,584	32
Other income	93	-
Total other income	3,677	32

Net loss	$(648,473)	$(240,731)

Weighted average common shares outstanding
Basic	20,000	20,000
Diluted	20,000	20,000

Net loss per common share
Basic	$(32.42)	$(12.04)
Diluted	$(32.42)	$(12.04)

Net loss	$(648,473)	$(240,731)
Other comprehensive loss	(18,789)	(8,390)
Comprehensive loss	$(667,262)	$(249,121)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

SURRY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(648,473)	$(240,731)
Adjustments to reconcile net loss to net cash
provided by/(used in) operating activities:
Depreciation	43,291	39,667
Provision for doubtful accounts	638	93
Reversal of provision previously recognized	(93)	-
Changes in operating assets and liabilities:
Accounts receivable	(97,171)	(18,685)
Other receivable , deposits and prepayment	(19,011)	5,993
Accounts payable	807,161	176,884
Accrued expense and other payable	213,740	30,253

Net cash provided by / (used in) operating activities	300,082	(6,526)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(17,006)	(10,819)

Net cash used in investing activities	(17,006)	(10,819)

CASH FLOW FROM FINANCING ACTIVITES
Shareholders’ loan advanced - note 5)	951,200	239,600

Net cash provided by financing activities	951,200	239,600

Effect of exchange rate changes on cash and cash equivalents	1,424	(20,278)

Net Increase in cash and cash equivalents	1,235,700	201,977

Cash and cash equivalents, beginning balance	249,292	47,315

Cash and cash equivalents, ending balance	$1,484,992	$249,292

The accompanying notes are an integral part of these consolidated financial statements.

F-4

SURRY HOLDINGS LIMITED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Capital Stock	Subscription	Additional Paid-up	Other Comprehensive	(Accumulated	Total Stockholders
	Amount	Receivables	Capital	Income/(Loss)	Loss)	Equity

Balance January 1, 2008	$20,000	$(20,000)	$126,700	$2,588	$(185,337)	$(56,049)

Foreign currency translation adjustments	-	-	-	(8,390)	-	(8,390)

(Loss) for the year ended December 31, 2008	-	-	-	-	(240,731)	(240,731)

Balance December 31, 2008	20,000	(20,000)	126,700	(5,802)	(426,068)	(305,170)

Foreign currency translation adjustments	-	-	19,900	(18,789)	-	1,111

Waiver of amount due to shareholders - note 6)	-	-	1,465,000	-	-	1,465,000

(Loss) for the year ended December 31, 2009	-	-	-	-	(648,473)	(648,473)

Balance December 31, 2009	$20,000	$(20,000)	$1,611,600	$(24,591)	$(1,074,541)	$512,468

The accompanying notes are an integral part of these consolidated financial statements

F-5

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1 – ORGANIZATION

Surry Holdings Limited ("the Company") was incorporated in the British Virgin Islands on September 18, 2009.  The Company holds 100% of Westow Technology Limited, a company incorporated in the British Virgin Islands, which in turn holds 100% of Shenzhen Ceetop Network Technology Co., Limited ("SZ Ceetop"), a company incorporated in Shenzhen, Peoples’ Republic of China ("PRC")  and ultimately holds 100% of Hangzhou Ceetop Network Technology Co., Limited ("HZ Ceetop"), a company incorporated in Hangzhou, PRC.

The Company is an investment holding company.  The principal activities of its subsidiaries (together with the Company, collectively the "Group") are engaged in the provision of an online platform for distribution of 3C products (computers/communications/consumer electronics) in the PRC by way of a website named www.ceetop.com mainly through its wholly owned legal subsidiaries HZ Ceetop and SZ Ceetop.

Pursuant to a series of transactions completed in September, 2009, the Company became the holding company now comprising the Group ("Group Reorganisation").

Since the Company and the companies now comprising the Group were under common control of a controlling party both before and after the completion of the Group Reorganisation, the Group Reorganisation has been accounted for using merger accounting.  The Consolidated Financial Statements have been prepared on the basis as if the Company had always been the holding company of the companies now comprising the Group and the group structure had been in existence throughout the two years ended 31 December, 2009 and 2008 as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation”.

These consolidated financial statements present the Company and its subsidiaries on a historical proforma basis.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and represent the pro forma historical results of the consolidated group. The Company adopted the new accounting guidance (“Codification”) on July 1, 2009. For the year ended December 31, 2009, all reference for periods subsequent to July 1, 2009 are based on the codification. The Company's functional currency is the Chinese Renminbi; however the accompanying consolidated financial statements have been translated and presented in the United States Dollars.

Principles of Consolidation

The consolidated financial statements incorporate the financial statement items of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

F-6

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation (Continued)
The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties’ perspective. No amount is recognised in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party’s interest.

The consolidated statements of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period.

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. Such business combinations are referred to as common control combinations which is in line with U.S. GAAP.

Translation Adjustment

As of December 31, 2009 and December 31, 2008, the accounts of the Company were maintained, and its financial statements were expressed, in Chinese Yuan Renminbi (“CNY”).  Such financial statements were translated into U.S. Dollars (“USD”) in accordance with the Foreign Currency Matters Topic of the Codification, with the CNY as the functional currency.  According to the Codification, all assets and liabilities were translated at the current exchange rate, stockholders’ equity are translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with the Comprehensive Income Topic of the Codification, as a component of shareholders’ equity.  Transaction gains and losses are reflected in the income statement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company follows the Comprehensive Income Topic of the Codification. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

Risks and Uncertainties

The Company’s operations are carried out in the PRC.  Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC’s economy.  The Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

F-7

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties (Continued)
The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. There were no contingencies of this type as of December 31, 2009 and 2008.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed. There were no contingencies of this type as of December 31, 2009 and 2008.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company maintains reserves for potential credit losses on accounts receivable.   Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.  Reserves are recorded based on the Company’s historical collation history.   Allowances for doubtful accounts as of December 31, 2009 and 2008 were $638 and $93, respectively.

F-8

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Plant & Equipment

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property, plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property, plant and equipment is provided using the straight-line method for substantially all assets with estimated lives of:

Office equipment	3 - 5 years

As of December 31, 2009 and 2008 Property, Plant & Equipment consist of the following:

	2009	2008
Office equipment	228,120	211,562
Accumulated depreciation	(93,608)	(50,452)
	$134,512	$161,110

Depreciation expense for the years ending December 31, 2009 and 2008 was $43,291 and $39,667, respectively.

Long-Lived Assets

The Company adopted the Property, Plant and Equipment Topic of the Codification, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes previous accounting guidance, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and “Reporting the Results of Operations for a Disposal of a Segment of a Business.” The Company periodically evaluates the carrying value of long-lived assets to be held and used, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Company believes that, as of December 31, 2009, there were no impairments of its long-lived assets.

Fair Value of Financial Instruments

The Financial Instrument Topic of the Codification requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Revenue Recognition

The Company’s revenue recognition policies are in compliance with the Revenue Recognition Topic of the Codification. Sales revenue is recognized at the completion of delivery of goods to customers after a formal arrangement exists, the price is fixed or determinable, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

F-9

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising.  The Company expenses all advertising costs as incurred.  For the years ended December 31, 2009 and 2008, the Company incurred advertising expenses of Nil and $1,646 respectively.

Shipping and Handling costs

Shipping and handling costs consist primarily of freight charges and packaging charges for delivery of goods to the customers and are included in selling, general and administrative expenses.  The Company expenses all shipping and handling costs when they are incurred.  For the years ended December 31, 2009 and 2008, the Company incurred freight charges of $69,962 and $6,610 respectively, and packaging charges of $13,219 and $231 respectively.

Income Taxes

The Company utilizes the accounting guidance, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

It is the Company’s intention to permanently reinvest earnings from activity with China. And thereby indefinitely postpone repatriation of these funds to the US. Accordingly, no domestic deferred income tax provision has been made for US income tax which could result from paying dividend to the Company.

Statement of Cash Flows

In accordance with Statement of Cash Flows of the Codification, cash flows from the Company’s operations are based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions.  The Company has diversified customer base. Majority of sales are either cash receipt in advance or cash receipt upon delivery.  During the year ended December 31, 2009 and 2008, no customers accounted for more than 10% of net revenue.  As of December 31, 2009 and 2008, no customers accounted for more than 10% of net accounts receivable.  For those credit sales, the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

F-10

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In May 2009, the FASB issued accounting guidance for “Subsequent Events”, which is included in ASC Topic 855, Subsequent Events. ASC Topic 855 established principles and requirements for evaluating and reporting subsequent events and distinguishes which subsequent events should be recognized in the financial statements versus which subsequent events should be disclosed in the financial statements. ASC Topic 855 also required disclosure of the date through which subsequent events are evaluated by management.  ASC Topic 855 was effective for interim periods ending after June 15, 2009 and applies prospectively.  Because ASC Topic 855 impacted the disclosure requirements, and not the accounting treatment for subsequent events, the adoption of ASC Topic 855 did not impact our results of operations or financial condition.

Effective July 1, 2009, the Company adopted the FASB ASC 105-10, Generally Accepted Accounting Principles – Overall (“ASC 105-10”). As the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASUs”). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

In August 2009, the FASB issued, Measuring Liabilities at Fair Value, which provides additional guidance on how companies should measure liabilities at fair value under ASC 820. The ASU clarifies that the quoted price for an identical liability should be used. However, if such information is not available, an entity may use, the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered level 1 fair value measurements. This ASU is effective October 1, 2009. The adoption of this topic does not have a material effect on the Company’s financial statements.

In September 2009, the FASB issued, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), that amends ASC 820 to provide guidance on measuring the fair value of certain alternative investments such as hedge funds, private equity funds and venture capital funds. The ASU indicates that, under certain circumstance, the fair value of such investments may be determined using net asset value (NAV) as a practical expedient, unless it is probable the investment will be sold at something other than NAV. In those situations, the practical expedient cannot be used and disclosure of the remaining actions necessary to complete the sale is required. The ASU also requires additional disclosures of the attributes of all investments within the scope of the new guidance, regardless of whether an entity used the practical expedient to measure the fair value of any of its investments. This ASU is effective October 1, 2009. The adoption of this topic does not have a material effect on the Company’s financial statements.

F-11

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)
In October 2009, the FASB issued, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force, that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. As a result of these amendments, multiple-deliverable revenue arrangements will be separated in more circumstances than under existing U.S. GAAP. The ASU does this by establishing a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. A vendor will be required to determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. This ASU also eliminates the residual method of allocation and will require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the overall arrangement proportionally to each deliverable based on its relative selling price. Expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance are also required under the ASU. The ASU does not apply to arrangements for which industry specific allocation and measurement guidance exists, such as long-term construction contracts and software transactions. This is effective beginning January 1, 2011. The adoption of this topic does not have a material effect on the Company’s financial statements.

In October 2009, the FASB issued, Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force, that reduces the types of transactions that fall within the current scope of software revenue recognition guidance. Existing software revenue recognition guidance requires that its provisions be applied to an entire arrangement when the sale of any products or services containing or utilizing software when the software is considered more than incidental to the product or service. As a result of the amendments, many tangible products and services that rely on software will be accounted for under the multiple-element arrangements revenue recognition guidance rather than under the software revenue recognition guidance. Under the amendments, the following components would be excluded from the scope of software revenue recognition guidance:  the tangible element of the product, software products bundled with tangible products where the software components and non-software components function together to deliver the product’s essential functionality, and undelivered components that relate to software that is essential to the tangible product’s functionality. The ASU also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non-software deliverables). This amendment is effective beginning January 1, 2011. The adoption of this topic does not have a material effect on the Company’s financial statements.

Note 3 – DUE TO SHAREHOLDERS

The Company did not have payables due to shareholders as of December 31, 2009. However, as of December 31, 2008, due to shareholders were $513,800.

Note 4 - INCOME TAXES

The Company operates in more than one jurisdictions with the main operations conducted in PRC and virtually no activities in USA with complex regulatory environments subject to different interpretations by the taxpayer and the respective governmental taxing authorities. The Company evaluates its tax positions and establishes liabilities, if required.

F-12

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

Pursuant to the PRC Income Tax Laws, the Enterprise Income Tax (“EIT”) through December 31, 2007 is at a statutory rate of 33%, which is comprised of 30% national income tax and 3% local income tax.  As from January 1, 2008 onwards, the EIT is at a statutory rate of 25%.

Uncertain Tax Positions
Interest associated with unrecognized tax benefits are classified as income tax and penalties in selling, general and administrative expenses in the statements of operations. For the years ended December 31, 2009 and 2008, the Company had no unrecognized tax benefits and related interest and penalties expenses. Currently, the Company is not subject to examination by major tax jurisdictions.

The deferred tax asset not recognised is as follows :

	2009	2008

Unused tax loss	$1,074,541	$426,068

Unrecognised deferred tax asset (at PRC tax rate of 25%)	$268,635	$106,517

The Company has not recognised deferred tax asset in respect of PRC tax loss in these consolidated financial statements as it is not probable that the future taxable profit against which loss can be utilized will be available in the relevant jurisdiction and entity.  The unrecognised tax loss in each of the two years ended December 31, 2009 of $106,517 and $162,118 will expire in 2013 and 2014 respectively.

Note 5 - COMMON STOCK

On incorporation of the Company, the Company allotted 20,000 common stock to the shareholders.  Pursuant to an agreement between all shareholders, it was agreed that the Company will issue preferred stock to one shareholder and the memorandum of association will be amended accordingly.

As detailed in note 10 "Subsequent event", the Company allotted additional 30,000 common stocks to increase total issued shares to 50,000 common stock, 5,550 common stock was then converted to preferred stock after balance sheet date.

Note 6 - ADDITIONAL PAID IN CAPITAL

Included in the balance of additional paid in capital as of December 31, 2009, an amount of $1,465,000 represents waiver of the entire balance of amount due to shareholders at December 6, 2009.

Note 7 – STATUTORY RESERVE

In accordance with the laws and regulations of the PRC, a wholly-owned Foreign Invested Enterprises income, after the payment of the PRC income taxes, shall be allocated to the statutory surplus reserves and statutory public welfare fund. Prior to January 1, 2006 the proportion of allocation for reserve was 10 percent of the profit after tax to the surplus reserve fund and additional 5-10 percent to the public affair fund. The public welfare fund reserve was limited to 50 percent of the registered capital.  Effective January 1, 2006, there is now only one fund requirement. The reserve is 10 percent of income after tax, not to exceed 50 percent of registered capital. However, the laws do not prohibit enterprises allocate net income to this reserve after the limit of 50 per cent of registered capital has been reached. Statutory Reserve funds are restricted for set off against accumulated losses, or to increase in register capital of the respective company. Statutory public welfare fund is restricted to the capital expenditures for the collective welfare of employees. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation. As of December 31, 2009 and 2008, the Company has not been allocated to these non-distributable reserve funds due to loss sustained in both periods.

F-13

SURRY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 8 – ACCUMULATED OTHER COMPREHENSIVE LOSS

Balances of related after-tax components comprising accumulated other comprehensive loss, included in stockholders’ equity, at December 31, 2009 and 2008, are as follows:

	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income/(Loss)
Balance at December 31, 2007	$2,588	$2,588
Change for 2008	(8,390)	(8,390)
Balance at December 31, 2008	(5,802)	(5,802)
Change for 2009	(18,789)	(18,789)
Balance at December 31, 2009	$(24,591)	$(24,591)

Note 9- CURRENT VULNERABILITY DUE TO CERTAIN RISK FACTORS

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, by the general state of the PRC's economy. The Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Note 10 – SUBSEQUENT EVENTS

(i)
For the year ended December 31, 2009, the Company has evaluated subsequent events through August 11, 2010 (date of issue of these consolidated financial statements) for potential recognition disclosure.  Subsequent to the balance sheet date, a shareholder advanced $2,934,000 to the Company to finance the operation of the Company.  On June 28, 2010, that shareholder agreed to waive the repayment of this advance.  Such advance was then transferred to the additional paid in capital to increase the stockholders' equity by $2,934,000.

(ii)
Subsequent to the balance sheet date, the Company allotted additional 30,000 common stock to increase the total issued shares to 50,000 common stock.  Pursuant to the resolution dated June 22, 2010 for amendment of memorandum of association, the Company is authorized to issue two classes of stocks, to be designated, respectively.  "Common stock" and "Preferred stock".  The total number of shares the Company is authorized to issue is 50,000 shares with a par value of $1 per share ($44,450 common stock and 5,550 preferred stock).  As such, 5,550 common stock was converted to preferred stock.  Except that each issued preferred stock has 10 times voting power to that of each issued common stock, all other terms of this two class of stock rank pari passu.

Note 11 - NON-FINANCIAL IMPACT OF THE COMPANY

Leases
As at 31 December, 2009 (2008: Nil), the Company had total future aggregate minimum lease payments under non-cancellable operating leases as follows:

2009
USD
Within 1 year	34,205
In the second year	26,370
In the third year	10,987
71,562

As at 31 December, 2009, the operating leases in regards of office premises located in PRC with monthly rental payment of USD1,123 and USD2,205 have leases term expiry date in 2010 and 2012 respectively.

F-14

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Oregon Gold, Inc.

Yinfang Yang
CFO & President

Date:  January 3, 2011

Annex 1

Articles of Amendment - Business/Professional
Secretary of State - Corporation Division - 255 Capitol St, NE, Suite 151 - Salem. OR 97310-1327 - http://www.FilingInOregon com - Phone (503) 985-2200

REGISTRY NUMBER: 130971-91

In accordance with Oregon Revised Statute 192.410-192.490. the information on this application is public record.

We must release this information to all parties upon request and it will be posted on our website.	For office use only
Please Type or Print Legibly in Black Ink,

1) ENTITY NAME:  OREGON GOLD, INC.

2) STATE THE ARTICLE NUMBER(S): and set forth the article(s) as it is amended to read. (Attach a separate sheet if necessary )

Article I: "The name of the corporation is China Ceetop.com, Inc."

See attached

3) THE AMENDMENT WAS ADOPTED ON: November 23. 2010

(If more than one amendment was adopted. identify the date of adoption of each amendment.)

4) CHECK THE APPROPRIATE STATEMENT:

☒ Shareholder action was required to adopt the amendment(s).

The vote was as follows:
Class or series of shares	Number of shares outstanding	Number of votes entitled to be cast	Number of votes cast FOR	Number of votes cast AGAINST
Common Stock	866.636	456,626	456.626	0

☐	Shareholder action was not required to adopt the amendment(s). The amendment(s) was adopted by the board of directors without shareholder action.

☐	The corporation has not issued any shares of stock. Shareholder action was not required to adopt the amendment(s). The amendment(s) was adopted by the Incorporators or by the board of directors.

5) EXECUTION: (Must be signed by at least one officer or director.)
By my signature. I declare as an authorized authority, that this filing has been examined by me and is, to the best of my knowledge and belief true. correct, and complete. Making false statements in this document is against the law and may be penalized by fines. imprisonment or both.

Signature:	Printed Name: Yinfang Yang	Title: Chief Executive Officer

CONTACT NAME: (To resolve questions with this tiling.)

Yinfang Yang	Required Processing Fee $100
Confirmation Copy (Optional} $5
PHONE NUMBER: (Include area code.)
No Fee for President/Secretary Charge.
888-257-4193
Processing Fees are nonrefundable. Please make check payaUe to 'Corporation Division
11 - Articles of Amendment - Business Professional 101110)

1

“This Corporation is authorized to issue two classes of stock to be designated, respectively, preferred stock (“Preferred Stock”) and common stock (“Common Stock”). The total number of shares of capital stock that the Corporation is authorized to issue is 203,558,046. The total number of shares of Common Stock the Corporation shall have the authority to issue is 200,000,000. The total number of shares of Preferred Stock that the Corporation shall have the authority to issue is 3,558,406. The Corporation’s capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

The Board of Directors of the Corporation is expressly authorized, subject to limitations prescribed by law and provisions of this Articles 2, to provide for the issuance of the shares of Preferred Stock from time to time in one or more series, and by filing a certificate pursuant to the Oregon Business Corporation Act, to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares as may be permitted by the Oregon Revised Statutes.

All stock of this Corporation, whether Common Stock or Preferred Stock, shall be issued only upon the receipt of the full consideration fixed for the issuance of such stock. Such stock, once issued, shall be fully paid and nonassessable.

No holder of shares of any class of this Corporation shall have (1) any preemptive right to subscribe for or acquire additional shares of this Corporation of the same or any other class, whether such shares shall be hereby or hereafter authorized, or (2) any right to acquire any shares which may be held in the treasury of this corporation. All such additional or treasury shares may be issued or reissued for such consideration, at such time, and to such persons as the Board of Directors may from time to time determine.”

2

Annex 2

SHARE EXCHANGE AGREEMENT

by and among

Surry Holdings Limited (“Surry Holdings“)

and

the Shareholders of Surry Holdings,

on the one hand;

and

Oregon Gold Inc. (“Oregon Gold”),
an Oregon corporation,

and

the Majority Stockholders of Oregon Gold,

on the other hand

December ___, 2010

SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement, dated as of December ___, 2010 (this “Agreement”), is made and entered into by and among Surry Holdings Limited, a company incorporated in the British Virgin Islands (“Surry Holdings”, which shall include all Surry Holdings Subsidiaries (as defined below)), and the shareholders of Surry Holdings (“Surry Holdings Shareholders”) listed on the Signature Pages for Surry Holdings Shareholders that are attached hereto, on the one hand; and Oregon Gold Inc., an Oregon corporation (“Oregon Gold”), and the stockholders of Oregon Gold listed on Signature Page for Oregon Gold Stockholders that is attached hereto (the “Oregon Gold Stockholders”), on the other hand.

R E C I T A L S

WHEREAS, the Board of Directors of Oregon Gold has adopted resolutions approving Oregon Gold’s acquisition of the equity interests of Surry Holdings held by the Surry Holdings Stockholders (the “Acquisition”) by means of a share exchange with the Surry Holdings Shareholders, upon the terms and conditions hereinafter set forth in this Agreement;

WHEREAS, the Surry Holdings Shareholders own all of the equity interest (in shares of capital stock or otherwise) of Surry Holdings (the “Surry Holdings Equity Interest”);

WHEREAS, the Oregon Gold Stockholders are the majority stockholders of Oregon Gold which hold, collectively, an amount of shares of Oregon Gold common stock which represents approximately 79% of the issued and outstanding capital stock of Oregon Gold;

WHEREAS, the Oregon Gold Stockholders will enter into this Agreement for the purpose of making certain covenants, indemnifications and agreements;

WHEREAS, upon consummation of the transactions contemplated by this Agreement, Surry Holdings will become a 100% wholly-owned subsidiary of Oregon Gold; and

WHEREAS, it is intended that the terms and conditions of this Agreement comply in all respects with Section 368(a)(1)(B) and/or Section 351 of the Code and the regulations corresponding thereto, so that the Acquisition shall qualify as a tax free reorganization under the Code, and that this share exchange transaction shall qualify as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended and in effect on the date of this Agreement.

A G R E E M E N T

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

THE ACQUISITION

1.1           The Acquisition. Upon the terms and subject to the conditions hereof, at the Closing (as hereinafter defined) the parties shall do the following:

(a)           The Surry Holdings Shareholders will each sell, convey, assign, transfer and deliver to Oregon Gold certificates representing the Surry Holdings Equity Interest held by each Surry Holdings Shareholder as set forth in Column II of Annex I hereto, which in the aggregate shall constitute 100% of the issued and outstanding equity interests of Surry Holdings, accompanied by a properly executed and authenticated stock power or instrument of like tenor.

(b)           As consideration for the acquisition of the Surry Holdings Equity Interests, Oregon Gold will issue to each Surry Holdings Shareholder, in exchange for such Surry Holdings Shareholders’ portion of the Surry Holdings Equity Interests, the number of shares of common stock and Series A Preferred Stock set forth opposite such party’s name in Column IV on Annex I attached hereto (collectively, the “Oregon Gold Shares”).  The Oregon Gold Shares issued shall equal approximately 97% of the outstanding shares of Oregon Gold’s common stock (on a post reverse split basis), and 100% of Oregon Gold’s Preferred Stock at the time of Closing.

1.2           Closing Date. The closing of the Acquisition (the “Closing”) shall take place on  such date as may be mutually agreed upon by the parties. Such date is referred to herein as the “Closing Date.”

1.3           Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the Surry Holdings Shareholders, Surry Holdings, the Oregon Gold Stockholders, and/or Oregon Gold (as applicable) will take all such lawful and necessary action.

1.4           Certain Definitions. The following capitalized terms as used in this Agreement shall have the respective definitions:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Contract” means any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument.

“ERISA” means the Employee Retirement Income Security Act of 1974 or any successor law and the regulations and rules issued pursuant to that act or any successor law.

“FINRA” means Financial Industry Regulatory Authority.

“Knowledge” means the actual knowledge of the officers, directors or advisors of the referenced party.

 “Liens” means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” means an adverse effect on either referenced party or the combined entity resulting from the consummation of the transaction contemplated by this Agreement, or on the financial condition, results of operations or business, before or after the consummation of the transaction contemplated in this Agreement, which as a whole is or would be considered material to an investor in the securities of Oregon Gold.

“Non-U.S. Person” means any person who is not a U.S. Person or is deemed not to be a U.S. Person under Rule 902(k)(2).

“Person” means any individual, corporation, partnership, joint venture, trust, business association, organization, governmental authority or other entity.

“Restricted Period” shall have the meaning set forth in Section 3.4(b)(vi).

“Securities Act” means the Securities Act of 1933, as amended.

“Tax Returns” means all federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes.

“Tax” or “Taxes” means any and all applicable central, federal, provincial, state, local, municipal and foreign taxes, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, assessments, governmental charges and duties together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other person with respect to any such amounts and including any liability of a predecessor entity for any such amounts.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means the following markets or exchanges on which Oregon Gold’s common stock is listed or quoted for trading on the date in question: the NYSE Alternext US Exchange, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board.

“Transaction” means the transactions contemplated by this Agreement, including the share exchange.

“United States” means and includes the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

“U.S. Person” as defined in Regulation S means: (i) a natural person resident in the United States; (ii) any partnership or corporation organized or incorporated under the laws of the United States; (iii) any estate of which any executor or administrator is a U.S. Person; (iv) any trust of which any trustee is a U.S. Person; (v) any agency or branch of a foreign entity located in the United States; (vi) any nondiscretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated and (if an individual) resident in the United States; and (viii) a corporation or partnership organized under the laws of any foreign jurisdiction and formed by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts).

           1.5           Tax Consequences.  It is intended that the terms and conditions of this Agreement comply in all respects with Section 368(a)(1)(B) and/or Section 351 of the Code and the regulations corresponding thereto, so that the Acquisition shall qualify as a tax-free reorganization under the Code.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SURRY HOLDINGS AND
SURRY HOLDINGS SUBSIDIARIES

Except as otherwise disclosed herein or in a disclosure schedule attached hereto, Surry Holdings (the Surry Holdings Shareholders, as applicable) and each Surry Holdings Subsidiary hereby represents and warrants to Oregon Gold and the Oregon Gold Stockholders as of the date hereof and as of the Closing Date (unless otherwise indicated) as follows:

2.1           Organization. Surry Holdings and each Surry Holdings Subsidiary has been duly incorporated, validly exists as a corporation, and is in good standing under the laws of its jurisdiction of incorporation, and has the requisite power to carry on its business as now conducted.  Surry Holdings and each Surry Holdings Subsidiary presently conducts its business, owns, holds and operates its properties and assets in China.

2.2           Capitalization. The authorized capital stock of Surry Holdings consists of 50,000 ordinary shares, US$1.00 par value.  The capitalization of Surry and each Surry Holdings Subsidiary is as provided to Oregon Gold, and as of Closing the capitalization of each shall not have changed.  All of the issued and outstanding shares of capital stock of Surry Holdings and each Surry Holdings Subsidiary, as of the date of this Agreement are and as of Closing will be, duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.  There are no voting trusts or any other agreements or understandings with respect to the voting of Surry Holding’s (nor of any Surry Holdings Subsidiary) capital stock.  Except as set forth in the preceding sentence, no other class of capital stock or other security of Surry Holdings or any Surry Holdings Subsidiary is authorized, issued, reserved for issuance or outstanding.  There are no authorized or outstanding options, warrants, equity securities, calls, rights, commitments or agreements of any character by which Surry Holdings and each Surry Holdings Subsidiary or any of the Surry Holdings Shareholders is obligated to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or other securities of Surry Holdings and each Surry Holdings Subsidiary.  There are no outstanding contractual obligations (contingent or otherwise) of Surry Holdings or any Surry Holdings Subsidiary to retire, repurchase, redeem or otherwise acquire any outstanding shares of capital stock of, or other ownership interests in, Surry Holdings or each Surry Holdings Subsidiary.

2.3           Subsidiaries. As of the Closing, Surry Holdings has no direct or indirect subsidiaries, except as disclosed in Schedule 2.3 of the disclosure schedules hereto (collectively the “Surry Holdings Subsidiaries,” and each a “Surry Holdings Subsidiary”).  Each Surry Holdings Subsidiary is an entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of formation and has the requisite corporate power and authority to own, lease and to carry on its business as now being conducted.  Surry Holdings owns all of the shares of each Surry Holdings Subsidiary, and there are no outstanding options, warrants, subscriptions, conversion rights or other rights, agreements or commitments obligating any Surry Holdings Subsidiary to issue any additional shares of common stock or ordinary stock, as the case may be, of such subsidiary, or any other securities convertible into, exchangeable for or evidence the right to subscribe for or acquire from any Surry Holdings Subsidiary any shares of such subsidiary.

2.4           Certain Corporate Matters. Surry Holdings is duly qualified to do business as a corporation and is in good standing under the laws of the British Virgin Islands and China, and in each other jurisdiction in which the ownership of its property or the conduct of its business requires it to be so qualified, and each Surry Holdings Subsidiary is duly qualified to business as a corporation and is in good standing under the jurisdiction of its incorporation and in each other jurisdiction in which the ownership of its property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect on Surry Holdings’ or any Surry Holdings Subsidiary’s financial condition, results of operations or business.  Surry Holdings and each Surry Holdings Subsidiary has full corporate power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged and to own and use the properties owned and used by it.

2.5           Authority Relative to this Agreement.  Surry Holdings has the requisite power and authority to enter into this Agreement and to carry out its respective obligations hereunder.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Surry Holdings have been duly authorized by Surry Holdings’ Board of Directors and no other actions on the part of Surry Holdings or any Surry Holdings Subsidiary are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Surry Holdings and constitutes a valid and binding agreement, enforceable against Surry Holdings in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

2.6           Consents and Approvals; No Violations. Except for applicable requirements of federal securities laws and state securities or blue-sky laws, no filing with, and no permit, authorization, consent or approval of, any third party, public body or authority is necessary for the consummation by Surry Holdings of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by Surry Holdings nor the consummation by Surry Holdings of the transactions contemplated hereby, nor compliance by them with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the charter or bylaws (or operating agreement) of Surry Holdings or any Surry Holdings Subsidiary, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, Contract, agreement or other instrument or obligation to which Surry Holdings or any Surry Holdings Subsidiary is a party or by which any of their respective properties or assets may be bound, or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Surry Holdings or any Surry Holdings Subsidiary, or any of its properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which are not in the aggregate material to Surry Holdings taken as a whole.

2.7           Books and Records. The books and records of Surry Holdings and each Surry Holdings Subsidiary delivered to Oregon Gold prior to the Closing fully and fairly reflect the transactions to which Surry Holdings and each Surry Holdings Subsidiary is a party or by which it or its properties are bound, and there shall be no material difference between the unaudited combined financial statements of Surry Holdings given to Oregon Gold and the Oregon Gold Stockholders and the actual reviewed US GAAP results of Surry Holdings for the three-month period ended September 30, 2010.

2.8           Intellectual Property. Surry Holdings has no knowledge of any claim that, or inquiry as to whether, any product, activity or operation of Surry Holdings or any Surry Holdings Subsidiary infringes upon or involves, or has resulted in the infringement of, any trademarks, trade-names, service marks, patents, copyrights or other proprietary rights of any other person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened.

2.9           Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the Knowledge of Surry Holdings, threatened against or affecting Surry Holdings any Surry Holdings Subsidiary or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of this Agreement or the Oregon Gold Shares or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect.  Neither Surry Holdings nor any director or officer thereof or of any Surry Holdings Subsidiary, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.  There has not been, and to the Knowledge of Surry Holdings, there is not pending or contemplated, any investigation by the Securities and Exchange Commission (the “Comnission”) involving Surry Holdings or any Surry Holdings Subsidiary or any current or former director or officer of Surry Holdings or any Surry Holdings Subsidiary .

2.10           Legal Compliance. To the best Knowledge of Surry Holdings, after due investigation, no claim has been filed against Surry Holdings or any of the Surry Holdings Subsidiaries alleging a violation of any applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof. Surry Holdings and each of the Surry Holdings Subsidiaries holds all of the material permits, licenses, certificates or other authorizations of foreign, federal, state or local governmental agencies required for the conduct of their respective businesses as presently conducted.

2.11           Contracts. There are no Contracts that are material to the business, properties, assets, condition (financial or otherwise), results of operations or prospects of the Surry Holdings and each Surry Holdings Subsidiary.  Surry Holdings and each Surry Holdings Subsidiary is not in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any Contract to which they are a party or by which they or any of their properties or assets are bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

2.12           Material Changes. Since October 1, 2010: (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) neither Surry Holdings nor any Surry Holdings Subsidiary has incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice, and (B) liabilities not required to be reflected in Surry Holdings’ financial statements pursuant to GAAP, (iii) Surry Holdings has not altered its method of accounting, (iv) neither Surry Holdings nor any Surry Holdings Subsidiary has declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) neither Surry Holdings nor any Surry Holdings Subsidiary has issued any equity securities to any officer, director or Affiliate.

2.13           Labor Relations.  No labor dispute exists or, to the Knowledge of Surry Holdings and the Surry Holdings Shareholders, is imminent with respect to any of the employees of Surry Holdings or any Surry Holdings Subsidiary which could reasonably be expected to result in a Material Adverse Effect.  None of Surry Holdings’ or Surry Holdings Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with Surry Holdings or such Surry Holdings Subsidiary, and neither Surry Holdings nor any of the Surry Holdings Subsidiaries is a party to a collective bargaining agreement, and Surry Holdings and the Surry Holdings Subsidiaries believe that their relationships with their employees are good.  No executive officer, to the Knowledge of Surry Holdings and the Surry Holdings Shareholders, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject Surry Holdings or any of the Surry Holdings Subsidiaries to any liability with respect to any of the foregoing matters.  Surry Holdings and the Surry Holdings Subsidiaries are in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.14           Title to Assets.  Surry Holdings and the Surry Holdings Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of Surry Holdings and the Surry Holdings Subsidiaries, in each case free and clear of all Liens, except for Liens that do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by Surry Holdings and the Surry Holdings Subsidiaries and Liens for the payment of Taxes, the payment of which is neither delinquent nor subject to penalties.  Any real property and facilities held under lease by Surry Holdings and the Surry Holdings Subsidiaries are held by them under valid, subsisting and enforceable leases with which Surry Holdings and the Surry Holdings Subsidiaries are in compliance.

2.15           Transactions with Affiliates and Employees.  None of the officers or directors of Surry Holdings and Surry Holdings Subsidiaries, and, to the Knowledge of Surry Holdings and the Surry Holdings Shareholders, none of the employees of Surry Holdings or any Surry Holdings Subsidiary is presently a party to any transaction with Surry Holdings or any Surry Holdings Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Knowledge of Surry Holdings and the Surry Holdings Shareholders, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $60,000, other than for: (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of Surry Holdings and Surry Holdings Subsidiaries and (iii) other employee benefits.

2.17           Certain Fees.  No brokerage or finder’s fees or commissions are or will be payable by Surry Holdings to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement.

2.18           Registration Rights.  No Person has any right to cause (or any successor) to effect the registration under the Securities Act of any securities of Surry Holdings (or any successor).

2.19           Application of Takeover Protections.  Surry Holdings has taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under Surry Holdings’ certificate of incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable as a result of Surry Holdings fulfilling its obligations or exercising its rights under this Agreement.

2.20           Tax Status.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, Surry Holdings and each Surry Holdings Subsidiary has timely filed all necessary Tax Returns and has paid or accrued all Taxes shown as due thereon, and Surry Holdings has no Knowledge of a tax deficiency which has been asserted or threatened against Surry Holdings or any Surry Holdings Subsidiary.

2.21           No General Solicitation.  Neither Surry Holdings nor any person acting on behalf of Surry Holdings has offered or sold securities in connection herewith by any form of general solicitation or general advertising.

2.22           Foreign Corrupt Practices.  Neither Surry Holdings nor any Surry Holdings Subsidiary, nor to the Knowledge of Surry Holdings and the Surry Holdings Shareholders, any agent or other person acting on behalf of Surry Holdings or any Surry Holdings Subsidiary, has: (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by Surry Holdings or any Surry Holdings Subsidiary (or made by any person acting on its behalf of which Surry Holdings is aware) which is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

2.23           Obligations of Management. Each officer and key employee of Surry Holdings and each Surry Holdings Subsidiary is currently devoting substantially all of his or her business time to the conduct of business of Surry Holdings and each Surry Holdings Subsidiary.  Neither Surry Holdings nor any Surry Holdings Subsidiary is aware that any officer or key employee of Surry Holdings or any Surry Holdings Subsidiary is planning to work less than full time at Surry Holdings or any Surry Holdings Subsidiary, as applicable, in the future.  No officer or key employee is currently working or, to Surry Holdings’ or any Surry Holdings Shareholder’s Knowledge, plans to work for a competitive enterprise, whether or not such officer or key employee is or will be compensated by such enterprise.

2.25           Minute Books. The minute books of Surry Holdings and the Surry Holdings Subsidiaries made available to Oregon Gold contain a complete summary of all meetings and written consents in lieu of meetings of directors and stockholders since the time of incorporation.

2.26           Employee Benefits.  Surry Holdings and Surry Holdings Subsidiary has (including the two years preceding the date hereof has had) no plans which are subject to ERISA.

2.27           Money Laundering Laws.  The operations of Surry Holdings and each Surry Holdings Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all U.S. and non-U.S. jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental body (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Surry Holdings or any Surry Holdings Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of Surry Holdings, threatened.

2.28           Disclosure. The representations and warranties and statements of fact made by Surry Holdings and the Surry Holdings Subsidiaries in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SURRY HOLDINGS SHAREHOLDERS

The Surry Holdings Shareholders each hereby represent and warrant to Oregon Gold as follows:

3.1           Ownership of the Surry Holdings Equity Interest.  Surry Holdings Shareholders own, beneficially and of record, good and marketable title to the amount of the Surry Holdings Equity Interest, free and clear of all security interests, liens, adverse claims, encumbrances, equities, proxies, options or voting agreements.  Surry Holdings Shareholders represent that they each have no right or claims whatsoever to any equity interests of Surry Holdings, other than the Surry Holdings Equity Interest and do not have any options, warrants or any other instruments entitling any of them to exercise or purchase or convert into additional equity interests of Surry Holdings. At the Closing, the Surry Holdings Shareholders will convey to Oregon Gold good and marketable title to the Surry Holdings Equity Interests, free and clear of any security interests, liens, adverse claims, encumbrances, equities, proxies, options, shareholders’ agreements or restrictions.

3.2           Authority Relative to this Agreement. This Agreement has been duly and validly executed and delivered by the Surry Holdings Shareholders and constitutes a valid and binding agreement of such person, enforceable against such person in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

3.3           Purchase of Restricted Securities for Investment. The Surry Holdings Shareholders each acknowledge that the Oregon Gold Shares will not be registered pursuant to the Securities Act or any applicable state securities laws, that the Oregon Gold Shares will be characterized as “restricted securities” under federal securities laws, and that under such laws and applicable regulations the Oregon Gold Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom.  In this regard, each Surry Holdings Shareholder is familiar with Rule 144 promulgated under the Securities Act, as currently in effect, and understands the resale limitations imposed thereby and by the Securities Act.  Further, each Surry Holdings Shareholder acknowledges and agrees that:

(a)           Each Surry Holdings Shareholder is acquiring the Oregon Gold Shares for investment, for such Surry Holdings Shareholder’s own account and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and each Surry Holdings Shareholder has no present intention of selling, granting any participation in, or otherwise distributing the same.  Each Surry Holdings Shareholder further represents that he, she or it does not have any Contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Oregon Gold Shares.

(b)           Each Surry Holdings Shareholder understands that the Oregon Gold Shares are not registered under the Securities Act on the ground that the sale and the issuance of securities hereunder is exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and that Oregon Gold’s reliance on such exemption is predicated on the each Shareholder’s representations set forth herein.

3.4           Status of Stockholder. Each of the Surry Holdings Shareholders hereby makes the representations and warranties in either paragraph (a) or (b) of this Section 3.4, as indicated on the Signature Page of Surry Holdings Shareholders which is attached and part of this Agreement:

(a)           Accredited Investor Under Regulation D. The Surry Holdings Shareholder is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act, an excerpt of which is included in the attached Annex II, and such Surry Holdings Shareholder is not acquiring its portion of the Oregon Gold Shares as a result of any advertisement, article, notice or other communication regarding the Oregon Gold Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(b)           Non-U.S. Person Under Regulation S.  The Surry Holdings Shareholder:

(i)           is not a “U.S. person” as defined by Rule 902 of Regulation S promulgated under the Securities Act, was not organized under the laws of any U.S. jurisdiction, and was not formed for the purpose of investing in securities not registered under the Securities Act;

(ii)           at the time of Closing, the Surry Holdings Shareholder was located outside the United States;

(iii)           no offer of the Oregon Gold Shares was made to the Surry Holdings Shareholder within the United States;

(iv)           the Surry Holdings Shareholder is either (a) acquiring the Oregon Gold Shares for its own account for investment purposes and not with a view towards distribution, or (b) acting as agent for a principal that has signed this Agreement or has delivered representations and warranties substantially similar to this Section 3.4(b);

(v)           all subsequent offers and sales of the Oregon Gold Shares by the Surry Holdings Shareholder will be made outside the United States in compliance with Rule 903 of Rule 904 of Regulation S, pursuant to registration of the Shares under the Securities Act, or pursuant to an exemption from such registration; the Surry Holdings Shareholder understands the conditions of the exemption from registration afforded by section 4(l) of the Securities Act and acknowledges that there can be no assurance that it will be able to rely on such exemption.

(vi)           the Surry Holdings Shareholder will not resell the Oregon Gold Shares to U.S. Persons or within the United States until after the end of the one (1) year period commencing on the date of Closing (the “Restricted Period”) or as permitted under Rule 903 promulgated under Regulation S;

(vii)           the Surry Holdings Shareholder shall not and hereby agrees not to enter into any short sales with respect to the common stock of Oregon Gold at any time after the execution of this Agreement by the Surry Holdings Shareholder  and prior to the expiration of the Restricted Period;

(viii)           in the event of resale of the Oregon Gold Shares to non-U.S. Persons outside of the U.S. during the Restricted Period, the Surry Holdings Shareholder shall provide a written confirmation or other written notice to any distributor, dealer, or person receiving a selling concession, fee, or other remuneration in respect of the Shares stating that such purchaser is subject to the same restrictions on offers and sales that apply to the undersigned, and shall require that any such purchase shall provide such written confirmation or other notice upon resale during the Restricted Period;

(ix)           the Surry Holdings Shareholder has not engaged, nor is it aware that any party has engaged, and it will not engage or cause any third party to engage in any “directed selling” efforts (as such term is defined in Regulation S) in the United States with respect to the Oregon Gold Shares;

(x)           the Surry Holdings Shareholder is not a “distributor” as such term is defined in Regulation S, and it is not a “dealer” as such term is defined in the Securities Act;

(xi)           the Surry Holdings Shareholder has not taken any action that would cause any of the parties to this Agreement to be subject to any claim for commission or other or remuneration by any broker, finder, or other person; and

(xii)           the Surry Holdings Shareholder hereby represents that it has satisfied fully observed of the laws of the jurisdiction in which it is located or domiciled, in connection with the acquisition of the Oregon Gold Shares or this Agreement, including (i) the legal requirements of the Surry Holdings Shareholder’s jurisdiction for the purchase and acquisition of the Oregon Gold Shares, (ii) any foreign exchange restrictions applicable to such purchase and acquisition, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, which may be relevant to the purchase, holding, redemption, sale, or transfer of the Oregon Gold Shares; and further, the Surry Holdings Shareholder agrees to continue to comply with such laws as long as it shall hold the Oregon Gold Shares.

(c)           The Surry Holdings Shareholder understands that the Oregon Gold Shares are being offered and sold to it in reliance on specific provisions of U.S. federal and state securities laws and that the parties to this Agreement are relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understanding of the Surry Holdings Shareholder set forth herein in order to determine the applicability of such provisions.  Accordingly, the Surry Holdings Shareholder agrees to notify Oregon Gold of any events which would cause the representations and warranties of the Surry Holdings Shareholder to be untrue or breached at any time after the execution of this Agreement by such Surry Holdings Shareholder and prior to the expiration of the Restricted Period.

3.5           Investment Risk. The Surry Holdings Shareholder is able to bear the economic risk of acquiring the Oregon Gold Shares pursuant to the terms of this Agreement, including a complete loss of such the Surry Holdings Shareholder’s investment in the Oregon Gold Shares.

3.6           Restrictive Legends. The Surry Holdings Shareholder acknowledges that the certificate(s) representing the Surry Holdings Shareholder’s pro rata portion of the Oregon Gold Shares shall each conspicuously set forth on the face or back thereof a legend in substantially the following form, corresponding to the stockholder’s status as set forth in Section 3.4 and the signature pages hereto:

REGULATION D LEGEND:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

REGULATION S LEGEND:

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION; HEDGING TRANSACTIONS INVOLVING THE SHARES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

3.7 Disclosure.  The representations and warranties and statements of fact made by Surry Holdings Shareholders in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF OREGON GOLD

Oregon Gold hereby represents and warrants to Surry Holdings and the Surry Holdings Shareholders as of the date hereof and as of the Closing Date (unless otherwise indicated), as follows:

4.1 Organization and Qualification.  Oregon Gold is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Oregon Gold is not, to its Knowledge, in violation nor default of any of the provisions of its articles of incorporation, bylaws or other organizational or charter documents (collectively the “Charter Documents”).  Oregon Gold is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect, and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

4.2 Authorization; Enforcement.  Oregon Gold has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.  The execution and delivery of this Agreement by Oregon Gold and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Oregon Gold and no further action is required by Oregon Gold, the Board of Directors or Oregon Gold’s stockholders in connection therewith other than in connection with the Required Approvals, as defined in Section 4.4.  This Agreement has been (or upon delivery will have been) duly executed by Oregon Gold and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of Oregon Gold enforceable against Oregon Gold in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

4.3 No Conflicts.  The execution, delivery and performance by Oregon Gold of this Agreement and the consummation by Oregon Gold of the other transactions to which it is a party and as contemplated hereby do not and will not: (i) conflict with or violate any provision of Oregon Gold’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of Oregon Gold, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Oregon Gold debt or otherwise) or other understanding to which Oregon Gold is a party or by which any property or asset of Oregon Gold is bound or affected, or (iii) subject to the Required Approvals, as defined by Section 4.4, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which Oregon Gold is subject (including federal and state securities laws and regulations), or by which any property or asset of Oregon Gold is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

4.4 Filings, Consents and Approvals.  Oregon Gold is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by Oregon Gold of this Agreement, other than the filing of a disclosure document,  Current Report on Form 8-K with the Commission and such filings as are required to be made under applicable state securities laws (collectively, the “Required Approvals”).

4.5 Issuance of the Oregon Gold Shares.  The Oregon Gold Shares are duly authorized and, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed on or by Oregon Gold other than restrictions on transfer provided for in this Agreement.

4.6 Capitalization.  The capitalization of Oregon Gold is as previously provided to Surry and will remain as of the Closing Date.  Oregon Gold has not issued any capital stock since its most recently filed periodic report under the Exchange Act.  No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement.  Except for a convertible note in the amount $10,000 which is convertible into 200,000 shares of common stock of Oregon Gold, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any shares of Oregon Gold’s common stock, or Contracts, commitments, understandings or arrangements by which Oregon Gold is or may become bound to issue additional shares of Oregon Gold’s common stock or Common Stock Equivalents.  The issuance of the Oregon Gold Shares will not obligate Oregon Gold to issue shares of Oregon Gold’s common stock or other securities to any Person (other than the Surry Holdings Shareholders) and will not result in a right of any holder of Oregon Gold securities to adjust the exercise, conversion, exchange or reset price under any of such securities.  All of the outstanding shares of capital stock of Oregon Gold are validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.  No further approval or authorization of any stockholder or Oregon Gold’s board of directors is required for the issuance of the Oregon Gold Shares.  There are no stockholders agreements, voting agreements or other similar agreements with respect to Oregon Gold’s capital stock to which Oregon Gold is a party or, to the Knowledge of Oregon Gold, between or among any of Oregon Gold’s stockholders. “Common Stock Equivalents” means any securities of Oregon Gold which would entitle the holder thereof to acquire at any time Oregon Gold’s common stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive Oregon Gold’s common stock.

4.7 SEC Reports; Financial Statements.  Oregon Gold has filed all reports, schedules, forms, statements and other documents required to be filed by Oregon Gold under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as Oregon Gold was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  To the Knowledge of Oregon Gold, as of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing Oregon Gold has received a comment letter from the Commission relating to its Form 10-Kfor the fiscal year ended December 31, 2009, which is being researched by Oregon Gold.  The financial statements of Oregon Gold included in the SEC Reports (“Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of Oregon Gold as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

4.8 Material Changes. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof or in connection herewith: (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) Oregon Gold has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in Oregon Gold’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) Oregon Gold has not altered its method of accounting, (iv) Oregon Gold has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) Oregon Gold has not issued any equity securities to any officer, director or Affiliate.  Oregon Gold does not have pending before the Commission any request for confidential treatment of information.  Except for the issuance of the Oregon Gold Shares contemplated by this Agreement, no event, liability or development has occurred or exists with respect to Oregon Gold or its business, properties, operations or financial condition, that would be required to be disclosed by Oregon Gold under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one (1) Trading Day prior to the date that this representation is made.

4.9 Litigation.  There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the Knowledge of Oregon Gold, threatened against or affecting Oregon Gold or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of this Agreement or the Oregon Gold Shares, or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect.  Neither Oregon Gold nor any current director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.  There has not been, and to the Knowledge of Oregon Gold, there is not pending or contemplated, any investigation by the Commission involving Oregon Gold or any current director or officer of Oregon Gold.  The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by Oregon Gold under the Securities Act.

4.10 Labor Relations.  No labor dispute exists or, to the Knowledge of Oregon Gold, is imminent with respect to any of the employees of Oregon Gold which could reasonably be expected to result in a Material Adverse Effect.  None of Oregon Gold’s employees is a member of a union that relates to such employee’s relationship with Oregon Gold, and Oregon Gold is not a party to a collective bargaining agreement, and Oregon Gold believes that its relationships with their employees are good.  No executive officer, to the Knowledge of Oregon Gold, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other Contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject Oregon Gold to any liability with respect to any of the foregoing matters.  Oregon Gold is in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.11 Compliance.  To its Knowledge, Oregon Gold: (i) is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by Oregon Gold under), nor has Oregon Gold received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is not n violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business and all such laws that affect the environment, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

4.12 Regulatory Permits.  Oregon Gold possesses all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct its business, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and Oregon Gold has not received any notice of proceedings relating to the revocation or modification of any Material Permit.

4.13 Patents and Trademarks.  Oregon Gold has, or has rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights as described in the SEC Reports as necessary or material for use in connection with their business and which the failure to so have could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”).  Oregon Gold has not received a notice (written or otherwise) that any of the Intellectual Property Rights used by Oregon Gold violates or infringes upon the rights of any Person.  To the Knowledge of Oregon Gold, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.  Oregon Gold has taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.14 Transactions with Affiliates and Employees.  Except as set forth in the SEC Reports, none of the officers or directors of Oregon Gold and, to the Knowledge of Oregon Gold, none of the employees of Oregon Gold is presently a party to any transaction with Oregon Gold (other than for services as employees, officers and directors), including any Contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Knowledge of Oregon Gold, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000, other than for: (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of Oregon Gold and (iii) other employee benefits.

4.15 Sarbanes-Oxley; Internal Accounting Controls.  Oregon Gold is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it as of the Closing Date.  Oregon Gold maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Oregon Gold has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for Oregon Gold and designed such disclosure controls and procedures to ensure that information required to be disclosed by Oregon Gold in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Oregon Gold’s certifying officer has evaluated the effectiveness of Oregon Gold’s disclosure controls and procedures as of the end of the period covered by Oregon Gold’s most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”).  Oregon Gold presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officer about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in Oregon Gold’s internal control over financial reporting (as such term is defined in the Exchange Act) that has materially affected, or is reasonably likely to materially affect, Oregon Gold’s internal control over financial reporting.

4.16 Issuance of Oregon Gold Shares. Assuming the accuracy of the Surry Holdings Shareholders’ representations and warranties set forth in Section 3, no registration under the Securities Act is required for the offer and issuance of the Oregon Gold Shares by Oregon Gold to the Surry Holdings Shareholders as contemplated hereby. The issuance of the Oregon Gold Shares hereunder does not contravene the rules and regulations of the applicable Trading Market.

4.17 Investment Company. Oregon Gold is not, and is not an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.18 Listing and Maintenance Requirements.  Oregon Gold’s common stock is currently quoted on FINRA’s Over-the-Counter Bulletin Board Quotation Service (“OTC Bulletin Board”) and Oregon Gold has not, in the 12 months preceding the date hereof, received any notice from the OTC Bulletin Board or FINRA or any trading market on which Oregon Gold’s common stock is or has been listed or quoted to the effect that Oregon Gold is not in compliance with the quoting, listing or maintenance requirements of the OTCBB or such other trading market.  Oregon Gold is, and has no reason to believe that it will not, in the foreseeable future continue to be, in compliance with all such quoting, listing and maintenance requirements.

4.19 Application of Takeover Protections.  Oregon Gold has taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under Oregon Gold’s certificate of incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Surry Holdings Shareholders as a result of the Surry Holdings Shareholders and Oregon Gold fulfilling their obligations or exercising their rights under this Agreement, including without limitation as a result of Oregon Gold’s issuance of the Oregon Gold Shares and the Surry Holdings Shareholders’ ownership of the Oregon Gold Shares.

4.20 Tax Status.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, Oregon Gold has filed all necessary Tax Returns and has paid or accrued all Taxes shown as due thereon, and Oregon Gold has no knowledge of a tax deficiency which has been asserted or threatened against Oregon Gold.

4.21 Foreign Corrupt Practices.  Neither Oregon Gold, nor to the Knowledge of Oregon Gold, any agent or other person acting on behalf of Oregon Gold, has: (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by Oregon Gold (or made by any person acting on its behalf of which Oregon Gold is aware) which is in violation of law or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

4.22 No Disagreements with Accountants and Lawyers.  To the Knowledge of Oregon Gold, there are no disagreements of any kind, including but not limited to any disagreements regarding fees owed for services rendered, presently existing, or reasonably anticipated by Oregon Gold to arise, between Oregon Gold and the accountants and lawyers formerly or presently employed by Oregon Gold which could affect Oregon Gold’s ability to perform any of its obligations under this Agreement, and Oregon Gold is current with respect to any fees owed to its accountants and lawyers.

4.23 Regulation M Compliance.  Oregon Gold has not, and to the Knowledge of Oregon Gold no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of Oregon Gold to facilitate the sale or resale of any of the Oregon Gold Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the securities of Oregon Gold, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of Oregon Gold.

4.24 Money Laundering Laws. The operations of Oregon Gold are and have been conducted at all times in compliance with the money laundering statutes of applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Oregon Gold with respect to the Money Laundering Laws is pending or, to the best Knowledge of the Oregon Gold, threatened.

4.25 Minute Books. The minute books of Oregon Gold made available to Surry Holdings and the Surry Holdings Shareholders contain a complete summary of all meetings and written consents in lieu of meetings of directors and stockholders since the time of incorporation.

4.26 Employee Benefits.  Oregon Gold has not (nor for the two years preceding the date hereof has) had any plans which are subject to ERISA.

4.27 Business Records and Due Diligence.  Prior to the Closing, Oregon Gold delivered to Surry Holdings all records and documents relating to Oregon Gold, which Oregon Gold and possesses, including, without limitation, books, records, government filings, Tax Returns, Charter Documents, corporate records, stock records, consent decrees, orders, and correspondence, director and stockholder minutes, resolutions and written consents, stock ownership records, financial information and records, and other documents used in or associated with Oregon Gold and Oregon Gold Subsidiaries.

4.28 Contracts.  Except as previously disclosed to Surry there are no Contracts that are material to the business, properties, assets, condition (financial or otherwise), results of operations or prospects of Oregon Gold taken as a whole.  Oregon Gold is not in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

4.29 No Undisclosed Liabilities.  Except as otherwise disclosed in Oregon Gold’s Financial Statements or incurred in the ordinary course of business after the fiscal year ended December 30, 2009, and quarterly reports since such date, Oregon Gold has no other undisclosed liabilities whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise.  Oregon Gold represents that at the date of Closing, Oregon Gold shall have no liabilities or obligations whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise.

4.30 No SEC or FINRA Inquiries. To the Knowledge of Oregon Gold, neither Oregon Gold nor any of its present officers or directors is, or has ever been, the subject of any formal or informal inquiry or investigation by the SEC or FINRA.

4.31 Disclosure.  The representations and warranties and statements of fact made by Oregon Gold in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

ARTICLE 5

INDEMNIFICATION; SURVIVAL OF REPRESENTATIONS

5.1           Indemnification.  Subject to the provisions of this Article 5, the Oregon Gold Stockholders agree to, jointly and severally, indemnify fully in respect of, hold harmless and defend Surry Holdings, the Surry Holdings Shareholders and each of the officers, agents and directors of Surry Holdings or the Surry Holdings Shareholders against any damages, liabilities, costs, claims, proceedings, investigations, penalties, judgments, deficiencies, including taxes, expenses (including, but not limited to, any and all interest, penalties and expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever) and losses (each, a “Claim” and collectively “Claims”) to which it or they may become subject arising out of or based on either (i) any breach of or inaccuracy in any of the representations and warranties or covenants or conditions made by Oregon Gold and/or the Oregon Gold Stockholders herein in this Agreement; or (ii) any and all liabilities arising out of or in connection with: (A) any of the assets of Oregon Gold prior to the Closing; or (B) the operations of Oregon Gold prior to the Closing.  Subject to the provisions of this Article 5, Surry Holdings agrees to indemnify fully in respect of, hold harmless and defend the Oregon Gold Stockholders and each of the officers, agents and directors of the Oregon Gold Stockholders against any Claims to which it or they may become subject arising out of or based on any breach of or inaccuracy in any of the representations and warranties or covenants or conditions made by Surry Holdings and/or the Surry Holdings Shareholders herein in this Agreement. The party claiming indemnification hereunder is hereinafter referred to as the “Indemnified Party” and the party against whom such claims are asserted hereunder is hereinafter referred to as the “Indemnifying Party.”

5.2           Survival of Representations and Warranties.  Notwithstanding provision in this Agreement to the contrary, the representations and warranties given or made by Oregon Gold, Oregon Gold Stockholders and Surry Holdings under this Agreement shall survive the date hereof for a period of twenty four (24) months from and after the Closing Date (the last day of such period is herein referred to as the “Expiration Date”), except that any written claim for breach thereof made and delivered prior to the Expiration Date to the party against whom such indemnification is sought shall survive thereafter and, as to any such claim, such applicable expiration will not effect the rights to indemnification of the party making such claim; provided, however, that any representations and warranties that were fraudulently made shall not expire on the Expiration Date and shall survive indefinitely, and claims with respect to fraud by Oregon Gold, the Oregon Gold Stockholders or Surry Holdings may be made at any time.

           5.3           Method of Asserting Claims, Etc.  All Claims for indemnification by any Indemnified Party under this Article V shall be asserted as follows:

(a)           In the event that any Claim or demand for which an Indemnifying Party would be liable to an Indemnified Party hereunder is asserted against or sought to be collected from such Indemnified Party by a third party, said Indemnified Party shall, within ten (10) business days from the date upon which the Indemnified Party has Knowledge of such Claim, notify the Indemnifying Party of such claim or demand, specifying the nature of and specific basis for such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such Claim or demand) (the “Claim Notice”).  The Indemnified Party’s failure to so notify the Indemnifying Party in accordance with the provisions of this Agreement shall not relieve the Indemnifying Party of liability hereunder unless such failure materially prejudices the Indemnifying Party’s ability to defend against the claim or demand.  The Indemnifying Party shall have 30 days from the giving of the Claim Notice (the “Notice Period”) to notify the Indemnified Party:  (i) whether or not the Indemnifying Party disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such Claim or demand, and (ii) whether or not the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against such Claims or demand; provided, however, that any Indemnified Party is hereby authorized prior to and during the Notice Period to file any motion, answer or other pleading which he shall deem necessary or appropriate to protect his interests or those of the Indemnifying Party and not prejudicial to the Indemnifying Party.  In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that he does not dispute liability for indemnification under this Article 5 and that he desires to defend the Indemnified Party against such claim or demand and except as hereinafter provided, the Indemnifying Party shall have the right to defend by all appropriate proceedings, which proceedings shall be promptly settled or prosecuted by him to a final conclusion.  The Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party except to the extent that the employment thereof has been specifically authorized by the Indemnifying Party in writing, the Indemnifying Party has failed after a reasonable period of time to assume such defense and to employ counsel or in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Indemnifying Party and the position of such Indemnified Party (a “Material Conflict”).  If requested by the Indemnifying Party and there is no Material Conflict, the Indemnified Party agrees to cooperate with the Indemnifying Party and his counsel in contesting any Claim or demand which the Indemnifying Party elects to contest or, if appropriate and related to the Claim in question, in making any Counterclaim against the person asserting the third party Claim or demand, or any cross-complaint against any person.  No Claim for which indemnity is sought hereunder and for which the Indemnifying Party has acknowledged liability for indemnification under this Article 5 may be settled without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(b)           In the event any Indemnified Party should have a Claim against any Indemnifying Party hereunder which does not involve a Claim or demand being asserted against or sought to be collected from him by a third party, the Indemnified Party shall give a Claim Notice with respect to such Claim to the Indemnifying Party.  If, after receipt of a Claim Notice, the Indemnifying Party does not notify the Indemnified Party within the Notice Period that he disputes such Claim, then the Indemnifying Party shall be deemed to have admitted liability for such Claim in the amount set forth in the Claim Notice.

ARTICLE 6

COVENANTS OF THE PARTIES

6.1           Corporate Examinations and Investigations. Prior to the Closing, each party shall be entitled, through its employees and representatives, to make such investigations and examinations of the books, records and financial condition of Surry Holdings and Oregon Gold as each party may request. In order that each party may have the full opportunity to do so, Surry Holdings and Oregon Gold, the Surry Holdings Shareholders and the Oregon Gold Stockholders shall furnish each party and its representatives during such period with all such information concerning the affairs of Surry Holdings or Oregon Gold as each party or its representatives may reasonably request and cause Surry Holdings or Oregon Gold and their respective officers, employees, consultants, agents, accountants and attorneys to cooperate fully with each party’s representatives in connection with such review and examination and to make full disclosure of all information and documents requested by each party and/or its representatives. Any such investigations and examinations shall be conducted at reasonable times and under reasonable circumstances, it being agreed that any examination of original documents will be at each party’s premises, with copies thereof to be provided to each party and/or its representatives upon request.

6.2           Cooperation; Consents. Prior to the Closing, each party shall cooperate with the other parties to the end that the parties shall (i) in a timely manner make all necessary filings with, and conduct negotiations with, all authorities and other persons the consent or approval of which, or the license or permit from which is required for the consummation of the Acquisition and (ii) provide to each other party such information as the other party may reasonably request in order to enable it to prepare such filings and to conduct such negotiations.

6.3           Conduct of Business. Subject to the provisions hereof, from the date hereof through the Closing, each party hereto shall (i) conduct its business in the ordinary course and in such a manner so that the representations and warranties contained herein shall continue to be true and correct in all material respects as of the Closing as if made at and as of the Closing, and (ii) not enter into any material transactions or incur any material liability not required or specifically contemplated hereby, without first obtaining the written consent of Surry Holdings and the Surry Holdings Shareholders on the one hand and Oregon Gold and the holders of a majority of voting stock of Oregon Gold common stock on the other hand. Without the prior written consent of Surry Holdings, the Surry Holdings Shareholders, Oregon Gold or the Oregon Gold Stockholders, except as required or specifically contemplated hereby, each party shall not undertake or fail to undertake any action if such action or failure would render any of said warranties and representations untrue in any material respect as of the Closing.

6.4           Litigation. From the date hereof through the Closing, each party hereto shall promptly notify the representative of the other parties of any lawsuits, claims, proceedings or investigations which after the date hereof are threatened or commenced against such party or any of its affiliates or any officer, director, employee, consultant, agent or shareholder thereof, in their capacities as such, which, if decided adversely, could reasonably be expected to have a Material Adverse Effect on Oregon Gold.

6.5           Notice of Default. From the date hereof through the Closing, each party hereto shall give to the representative of the other parties prompt written notice of the occurrence or existence of any event, condition or circumstance occurring which would constitute a violation or breach of this Agreement by such party or which would render inaccurate in any material respect any of such party’s representations or warranties herein.

6.6           Confidentiality; Access to Information.

(a)           Confidentiality. Any confidentiality agreement or letter of intent previously executed by the parties shall be superseded in its entirety by the provisions of this Agreement. Each party agrees to maintain in confidence any non-public information received from the other party, and to use such non-public information only for purposes of consummating the transactions contemplated by this Agreement. Such confidentiality obligations will not apply to (i) information which was known to the one party or their respective agents prior to receipt from the other party; (ii) information which is or becomes generally known; (iii) information acquired by a party or their respective agents from a third party who was not bound to an obligation of confidentiality; and (iv) disclosure required by law. In the event this Agreement is terminated as provided in Article 8 hereof, each party will return or cause to be returned to the other all documents and other material obtained from the other in connection with the Transaction contemplated hereby.

(b)           Access to Information.

(i)           Surry Holdings will afford Oregon Gold and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Surry Holdings during the period prior to the Closing to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Surry Holdings, as Oregon Gold may reasonably request. No information or Knowledge obtained by Oregon Gold in any investigation pursuant to this Section 6.8 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Transaction.

(ii)           Oregon Gold will afford Surry Holdings and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Oregon Gold during the period prior to the Closing to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Oregon Gold, as Surry Holdings may reasonably request. No information or knowledge obtained by Surry Holdings in any investigation pursuant to this Section 6.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Transaction.

6.7           Public Disclosure. Except to the extent previously disclosed or to the extent the parties believe that they are required by applicable law or regulation to make disclosure, prior to Closing, no party shall issue any statement or communication to the public regarding the transaction contemplated herein without the consent of the other party, which consent shall not be unreasonably withheld. To the extent a party hereto believes it is required by law or regulation to make disclosure regarding the Transaction, it shall, if possible, immediately notify the other party prior to such disclosure.

6.8           Information Statement.  As directed by Surry Holdings, Oregon Gold and Oregon Gold Stockholders will use their best efforts to ensure that Oregon Gold’s current sole director will remain a director of Oregon Gold until the expiration of the 10-day period beginning on the date of the filing of the information statement relating to a change in majority of directors of Oregon Gold with the SEC pursuant to the Exchange Act (“Information Statement”), which Information Statement shall be prepared by Oregon Gold and filed by Oregon Gold Officers on behalf of Oregon Gold after the Closing.

6.9           Assistance with Post-Closing SEC Reports and Inquiries. Upon the reasonable request of Surry Holdings, after the Closing Date, each Oregon Gold Stockholder shall use its, his or her reasonable best efforts to provide such information available to it, including information, filings, reports, financial statements or other circumstances of Oregon Gold occurring, reported or filed prior to the Closing, as may be necessary or required by Oregon Gold for the preparation of the post-Closing Date reports that Oregon Gold is required to file with the SEC to remain in compliance and current with its reporting requirements under the Securities Act, or filings required to address and resolve matters as may relate to the period prior to the Closing and any SEC comments relating thereto or any SEC inquiry thereof.

ARTICLE 7

CONDITIONS TO CLOSING

7.1           Conditions to Obligations of Surry Holdings and the Surry Holdings Shareholders. The obligations of Surry Holdings and the Surry Holdings Shareholders under this Agreement shall be subject to each of the following conditions:

(a)           Closing Deliveries. At the Closing, Oregon Gold and/or the Oregon Gold Stockholders shall have delivered or caused to be delivered to Surry Holdings and the Surry Holdings Shareholders the following:

(i)           this Agreement duly executed by Oregon Gold and the Oregon Gold Stockholders;

(ii)           letter of resignation from Oregon Gold’s current sole officer, with her resignation as to all of the offices she currently holds with Oregon Gold to be effective as agreed upon by the parties;

(iii)           letter of resignation of Oregon Gold’s current sole director, with the resignation of such director to take effect on the expiration of the 10 calendar day period following the date of the delivery of the Information Statement to the Oregon Gold stockholders;

(iv)           resolutions duly adopted by the Board of Directors of Oregon Gold approving the following events or actions, as applicable:

a.	the execution, delivery and performance of this Agreement;

b.	the Acquisition and the terms thereof;

c.	adoption of bylaws in the form agreed by the parties;

d.	fixing the number of authorized directors on the board of directors at four (4);

e.	the appointment of Weiliang Liu and Juqun Zhao to serve on the Oregon Gold board of directors, immediately following the closing of the transactions contemplated hereby;

f.	the appointment of the following persons as officers of Oregon Gold, effective on the closing of the transactions contemplated hereby (the “Surry Holdings Officers”):

Weiliang Liu Juqun Zhao	Chief Executive Officer, President, Secretary Chief Financial Officer, Treasurer

(v)           a certificate of good standing for Oregon Gold from its jurisdiction of incorporation, dated not earlier than five (5) days prior to the Closing Date;

(vi)           an instruction letter signed by the President of Oregon Gold addressed to Oregon Gold’s transfer agent of record, in a form reasonably acceptable to Surry Holdings and consistent with the terms of this Agreement, instructing the transfer agent to issue stock certificates representing the Oregon Gold Shares to be delivered pursuant to this Agreement registered in the names of the Surry Holdings Shareholders as set forth in Annex I;

(vii)           a copy of the Certificate of Incorporation and By-Laws of the Oregon Gold, as in effect on and as of the Closing Date, and a copy of the resolutions of the Board of Directors of the Oregon Gold authorizing and approving the Oregon Gold’s execution, delivery and performance of the Transaction Documents, all matters in connection with the Transaction Documents, and the transactions contemplated thereby;

(viii)          all corporate records, board minutes and resolutions, tax and financial records, agreements, seals and any other information or documents reasonably requested by Surry Holdings’ representatives with respect to Oregon Gold; and

(ix)           such other documents as Surry Holdings and/or the Surry Holdings Shareholders may reasonably request in connection with the transactions contemplated hereby.

(b)           Representations and Warranties to be True. The representations and warranties of Oregon Gold herein contained shall be true in all material respects at the Closing with the same effect as though made at such time. Oregon Gold and the Oregon Gold Stockholders shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

(c)           No Liabilities. At the Closing, Oregon Gold shall have no liabilities, debts or payables (contingent or otherwise), no tax obligations, and except as contemplated in this Agreement, no material changes to its business or financial condition shall have occurred since the date of this Agreement.

(d)           SEC Filings. At the Closing, Oregon Gold will be current in all SEC filings required by it to be filed.

(e)           No Adverse Effect.  The business and operations of Oregon Gold will not have suffered any Material Adverse Effect.

7.2           Conditions to Obligations of Oregon Gold and the Oregon Gold Stockholders. The obligations of Oregon Gold and the Oregon Gold Stockholders under this Agreement shall be subject to each of the following conditions:

(a)           Closing Deliveries. On the Closing Date, Surry Holdings and/or the Surry Holdings Shareholders shall have delivered to Oregon Gold the following:

(i) this Agreement duly executed by Surry Holdings and the Surry Holdings Shareholders;

(ii)           resolutions duly adopted by the Board of Directors of Surry Holdings authorizing and approving the execution, delivery and performance of this Agreement;

(iii)           certificates representing the Surry Holdings Equity Interests to be delivered pursuant to this Agreement duly endorsed or accompanied by duly executed stock powers or instruments of like tenor; and

(iv)           such other documents as Oregon Gold may reasonably request in connection with the transactions contemplated hereby.

(b)           Representations and Warranties True and Correct. The representations and warranties of Surry Holdings and the Surry Holdings Shareholders herein contained shall be true in all material respects at the Closing with the same effect as though made at such time. Surry Holdings and the Surry Holdings Shareholders shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

(c)           No Adverse Effect.  The business and operations of Surry Holdings will not have suffered any Material Adverse Effect.

ARTICLE 8

SEC FILING; TERMINATION

8.1           This Agreement may be terminated at any time prior to the Closing:

(a)           by mutual written agreement of Oregon Gold and the Surry Holdings Shareholders;

(b)           by either Oregon Gold or the Surry Holdings Shareholders if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transaction, which order, decree, ruling or other action is final and non-appealable;

(c)           by the Surry Holdings Shareholders, upon a material breach of any representation, warranty, covenant or agreement on the part of Oregon Gold or the Oregon Gold Stockholders set forth in this Agreement, or if any representation or warranty of Oregon Gold shall have become materially untrue, in either case such that the conditions set forth in Section 7.1 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Oregon Gold’s representations and warranties or breach by Oregon Gold or the Oregon Gold Stockholders is curable by Oregon Gold or the Oregon Gold Stockholders prior to the Closing Date, then the Surry Holdings Shareholders may not terminate this Agreement under this Section 8.1(d) for thirty (30) days after delivery of written notice from the Surry Holdings Shareholders to Oregon Gold and the Oregon Gold Stockholders of such breach, provided Oregon Gold and the Oregon Gold Stockholders continue to exercise commercially reasonable efforts to cure such breach (it being understood that the Surry Holdings Shareholders may not terminate this Agreement pursuant to this Section 8.1(d) if they shall have materially breached this Agreement or if such breach by Oregon Gold or the Oregon Gold Stockholders is cured during such thirty (30) day period);

(d)           by Oregon Gold, upon a material breach of any representation, warranty, covenant or agreement on the part of Surry Holdings or the Surry Holdings Shareholders set forth in this Agreement, or if any representation or warranty of Surry Holdings or the Surry Holdings Shareholders shall have become materially untrue, in either case such that the conditions set forth in Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Surry Holdings’ or the Surry Holdings Shareholders’ representations and warranties or breach by Surry Holdings or the Surry Holdings Shareholders is curable by Surry Holdings or the Surry Holdings Shareholders prior to the Closing Date, then Oregon Gold may not terminate this Agreement under this Section 8.1(e) for thirty (30) days after delivery of written notice from Oregon Gold to Surry Holdings and the Surry Holdings Shareholders of such breach, provided Surry Holdings and the Surry Holdings Shareholders continue to exercise commercially reasonable efforts to cure such breach (it being understood that Oregon Gold may not terminate this Agreement pursuant to this Section 8.1(e) if it shall have materially breached this Agreement or if such breach by Surry Holdings or the Surry Holdings Shareholders is cured during such thirty (30) day period); or

(f)           by Oregon Gold Stockholders, upon a material breach of any representation, warranty, covenant or agreement on the part of Surry Holdings or the Surry Holdings Shareholders set forth in this Agreement, or if any representation or warranty of Surry Holdings or the Surry Holdings Shareholders shall have become materially untrue, in either case such that the conditions set forth in Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Surry Holdings’ or the Surry Holdings Shareholders’ representations and warranties or breach by Surry Holdings or the Surry Holdings Shareholders is curable by Surry Holdings or the Surry Holdings Shareholders prior to the Closing Date, then Oregon Gold Stockholders may not terminate this Agreement under this Section 8.1(f) for thirty (30) days after delivery of written notice from Oregon Gold Stockholders to Surry Holdings and the Surry Holdings Shareholders of such breach, provided Surry Holdings and the Surry Holdings Shareholders continue to exercise commercially reasonable efforts to cure such breach (it being understood that Oregon Gold Stockholders may not terminate this Agreement pursuant to this Section 8.1(f) if it shall have materially breached this Agreement or if such breach by Surry Holdings or the Surry Holdings Shareholders is cured during such thirty (30) day period).

8.2           Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 8.1 above will be effective immediately upon (or, if the termination is pursuant to Section 8.1(d), Section 8.1(e) or Section 8.1(f) and the proviso therein is applicable, thirty (30) days after) the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect and the Transaction shall be abandoned, except as set forth in Section 8.1, Section 8.2 and Article 9 (General Provisions), each of which shall survive the termination of this Agreement.

ARTICLE 9

GENERAL PROVISIONS

9.1           Notices. Any and all notices and other communications hereunder shall be in writing and shall be deemed duly given to the party to whom the same is so delivered, sent or mailed at addresses and contact information set forth on the signature pages hereof (or at such other address for a party as shall be specified by like notice) Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) on the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (local time of the recipient) on a business day, (b) on the next business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a business day or later than 5:30 p.m. (local time of the recipient) on any business day, (c) on the second business day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given.

9.2           Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to sections and articles of this Agreement unless otherwise stated.

9.3           Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Agreement to preserve each party’s anticipated benefits under this Agreement.

9.4           Miscellaneous. This Agreement (together with all other documents and instruments referred to herein): (a) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof; (b) except as expressly set forth herein, is not intended to confer upon any other person any rights or remedies hereunder and (c) shall not be assigned by operation of law or otherwise, except as may be mutually agreed upon by the parties hereto.

9.5           Separate Counsel. Each party hereby expressly acknowledges that it has been advised to seek its own, and has obtained it own, separate legal counsel for advice with respect to this Agreement, and that no counsel to any party hereto has acted or is acting as counsel to any other party hereto in connection with this Agreement.

9.6           Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the County of Nassau.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the County of Nassau for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of the Agreement), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an  inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.  If either party shall commence an action or proceeding to enforce any provisions of the Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

9.7           Counterparts and Facsimile Signatures. This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement. This Agreement and any documents relating to it may be executed and transmitted to any other party by facsimile, which facsimile shall be deemed to be, and utilized in all respects as, an original, wet-inked manually executed document.

9.8           Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by Surry Holdings, Oregon Gold, and holders of a majority of the Surry Holdings Equity Interests, and the holders of a majority of outstanding voting stock of Oregon Gold; provided that, the consent of any Surry Holdings or Oregon Gold shareholder that is a party to this Agreement shall be required if the amendment or modification would disproportionately affect such shareholder (other than by virtue of their ownership of Surry Holdings or Oregon Gold shares, as applicable).

9.9           Parties In Interest. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the parties hereto.

9.10           Waiver. No waiver by any party of any default or breach by another party of any representation, warranty, covenant or condition contained in this Agreement shall be deemed to be a waiver of any subsequent default or breach by such party of the same or any other representation, warranty, covenant or condition. No act, delay, omission or course of dealing on the part of any party in exercising any right, power or remedy under this Agreement or at law or in equity shall operate as a waiver thereof or otherwise prejudice any of such party’s rights, powers and remedies. All remedies, whether at law or in equity, shall be cumulative and the election of any one or more shall not constitute a waiver of the right to pursue other available remedies.

9.11           Expenses. At or prior to the Closing, the parties hereto shall pay all of their own expenses relating to the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of their respective counsel and financial advisers.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, the parties have executed this Share Exchange Agreement as of the date first written above.

OREGON GOLD:

OREGON GOLD INC.,
an Oregon corporation

By:
Yinfang Yang
Chief Executive Officer

Address for Notices:

Address:    A9 ZhongShenHua Yuan，CaiTian Nan Lu
Shenzhen，China
       Tel:      888-257-4193

SIGNATURE PAGE OF OREGON GOLD STOCKHOLDERS

OREGON GOLD STOCKHOLDERS:

Name	Number of Shares of Oregon Gold Common Stock	Address, Telephone, and Facsimile Number for Notice:	Signature:
		A9 Zhong ShenHua Yuan, CaiTianNan Lu, Shenzhen, China Tel: 888-257-4193	_________________________

SIGNATURE PAGE OF SURRY HOLDINGS

SURRY HOLDINGS:

SURRY HOLDINGS LIMITED

By:
Name:
Title:

Address for Notices:

Surry Holdings Limited
Address:

        Tel:
        Fax:

SIGNATURE PAGES OF SURRY HOLDINGS SHAREHOLDERS

SURRY HOLDINGS SHAREHOLDERS:

By:
Name:
Title:

Address for Notices:

Address:

        Tel:
        Fax:

Please Check One:

The Surry Holdings Shareholder hereby certifies that it is:
____	an “Accredited Investor” under Regulation D of the Securities Act (see Section 3.4 and Annex II of this Agreement); or
____
a Non-U.S. Person, that hereby confirms that the representations and warranties in Section 3.4(b) of this Agreement are true and correct as to such Surry Holdings Shareholder, and hereby accepts and agrees to comply with the covenants in Section 3.4(b).

SIGNATURE PAGES OF SURRY HOLDINGS SHAREHOLDERS (continued)

By:
Name:
Title:

Address for Notices:

Address:

        Tel:
        Fax:
The Surry Holdings Shareholder hereby certifies that it is:

____	an “Accredited Investor” under Regulation D of the Securities Act (see Section 3.4 and Annex II of this Agreement); or
____
a Non-U.S. Person, that hereby confirms that the representations and warranties in Section 3.4(b) of this Agreement are true and correct as to such Surry Holdings Shareholder, and hereby accepts and agrees to comply with the covenants in Section 3.4(b).

SIGNATURE PAGES OF SURRY HOLDINGS SHAREHOLDERS (continued)

By:
Name:
Title:

Address for Notices:

Address:

        Tel:
        Fax:

Please Check One:

The Surry Holdings Shareholder hereby certifies that it is:

____	an “Accredited Investor” under Regulation D of the Securities Act (see Section 3.4 and Annex II of this Agreement); or
____
a Non-U.S. Person, that hereby confirms that the representations and warranties in Section 3.4(b) of this Agreement are true and correct as to such Surry Holdings Shareholder, and hereby accepts and agrees to comply with the covenants in Section 3.4(b).

SIGNATURE PAGES OF SURRY HOLDINGS SHAREHOLDERS (continued)

By:
Name:
Title:

Address for Notices:

Address:

        Tel:
        Fax:

Please Check One:

The Surry Holdings Shareholder hereby certifies that it is:

____	an “Accredited Investor” under Regulation D of the Securities Act (see Section 3.4 and Annex II of this Agreement); or
____
a Non-U.S. Person, that hereby confirms that the representations and warranties in Section 3.4(b) of this Agreement are true and correct as to such Surry Holdings Shareholder, and hereby accepts and agrees to comply with the covenants in Section 3.4(b).

SIGNATURE PAGES OF SURRY HOLDINGS SHAREHOLDERS (continued)

By:
Name:
Title:

Address for Notices:

Address:

        Tel:
        Fax:

Please Check One:

The Surry Holdings Shareholder hereby certifies that it is:

____	an “Accredited Investor” under Regulation D of the Securities Act (see Section 3.4 and Annex II of this Agreement); or
____
a Non-U.S. Person, that hereby confirms that the representations and warranties in Section 3.4(b) of this Agreement are true and correct as to such Surry Holdings Shareholder, and hereby accepts and agrees to comply with the covenants in Section 3.4(b).

SIGNATURE PAGES OF SURRY HOLDINGS SHAREHOLDERS (continued)

By:
Name:
Title:

Address for Notices:

Address:

        Tel:
        Fax:

Please Check One:

The Surry Holdings Shareholder hereby certifies that it is:

____	an “Accredited Investor” under Regulation D of the Securities Act (see Section 3.4 and Annex II of this Agreement); or
____
a Non-U.S. Person, that hereby confirms that the representations and warranties in Section 3.4(b) of this Agreement are true and correct as to such Surry Holdings Shareholder, and hereby accepts and agrees to comply with the covenants in Section 3.4(b).

ANNEX I

(I) Name of Surry Holdings Shareholders	(II) Number of Shares of Common Stock of Surry	(III) Number of Shares of Common Stock of Oregon Gold
Qinfang Wang	4,220	2,705,398
Feihua Huang	4,220	2,705,398
Haiying Feng	2,535	1,625,162
Huifang Huang	2,535	1,625,162
Fengxiang Fu	2,110	1,352,699
Yongjun He	2,110	1,352,699
Qiaoling Ye	2,110	1,352,699
Zhiqiang He	2,110	1,352,699
Liying Jin	2,110	1,352,699
Qingfeng Lou	2,110	1,352,699
Jiansen Xu	2,110	1,352,699
Mou Guang You	2,000	1,282,179
Chen Xiu Yun	2,000	1,282,179
Liu Hao Xiang	1,500	961,634
Guihua Du	1,290	827,005
Dongfang He	1,250	801,362
Leiying Zhu	1,250	801,362
Gaojin Wang	1,210	775,718
Weiliang Liu	1,000	641,090
Ronghua Lou	955	612,241
Yikang Lou	955	612,241
Jingfeng Zhou	325	208,354
Xiufang Huang	195	125,013
Zhongyou Wang	160	102,574
Yiping Zhou	160	102,574
Youhua Tu	160	102,574
Xuyi Cheng	160	102,574
Wenyan Yang	160	102,574
Meicai Wu	160	102,574
Cong Jin	160	102,574
Kaipin Teng	160	102,574
Shumei Cheng	160	102,574
Jinlin He	160	102,574
Fanghua He	160	102,574
Shunsheng He	160	102,574
Ping Chen	160	102,574
Hu Hong Hui	160	102,574
Total	44,450	28,496,427

(I) Name of Surry Holdings Shareholder	(II) Number of Shares of Preferred Stock of Surry	(III) Number of Shares of Preferred Stock of Oregon Gold
Guoxing Wang	5,550	3,558,046

 ANNEX II

ACCREDITED INVESTOR DEFINITION

Category A	The undersigned is an individual (not a partnership, corporation, etc.) whose individual net worth, or joint net worth with his or her spouse, presently exceeds $1,000,000.

Category B
The undersigned is an individual (not a partnership, corporation, etc.) who had an income in excess of $200,000 in each of the two most recent years, or joint income with his or her spouse in excess of $300,000 in each of those years (in each case including foreign income, tax exempt income and full amount of capital gains and losses but excluding any income of other family members and any unrealized capital appreciation) and has a reasonable expectation of reaching the same income level in the current year.

Category C	The undersigned is a director or executive officer of Oregon Gold which is issuing and selling the securities.

Category D
The undersigned is a bank; a savings and loan association; insurance company; registered investment company; registered business development company; licensed small business investment company (“SBIC”); or employee benefit plan within the meaning of Title 1 of ERISA and (a) the investment decision is made by a plan fiduciary which is either a bank, savings and loan association, insurance company or registered investment advisor, or (b) the plan has total assets in excess of $5,000,000 or (c) is a self directed plan with investment decisions made solely by persons that are accredited investors.

Category E	The undersigned is a private business development company as defined in section 202(a)(22) of the Investment Advisors Act of 1940.

Category F
The undersigned is either a corporation, partnership, Massachusetts business trust, or non-profit organization within the meaning of Section 501(c)(3) of the Internal Revenue Code, in each case not formed for the specific purpose of acquiring the Securities and with total assets in excess of $5,000,000.

Category G
The undersigned is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, where the purchase is directed by a “sophisticated investor“ as defined in Regulation 506(b)(2)(ii) under the Act.

Category H
The undersigned is an entity (other than a trust) in which all of the equity owners are “accredited investors” within one or more of the above categories. If relying upon this Category alone, each equity owner must complete a separate copy of this Agreement.

DISCLOSURE SCHEDULES
TO
SHARE EXCHANGE AGREEMENT

SCHEDULE 2.3
(Subsidiaries)

Annex 3

CERTIFICATE OF DESIGNATION OF
SERIES A PREFERRED STOCK
OF
OREGON GOLD, INC

The undersigned, being the sole director of Oregon Gold, Inc. hereby consents to the adoption, approval, ratification and confirmation of the following resolutions:

RESOLVED, the Board of Directors of the Corporation, pursuant to the authority expressly vested in it as aforesaid, hereby fixes and determines the designation of, the number of shares constituting, and the rights, preferences, privileges and restrictions relating to, a series of Preferred Stock, as follows:

(a)           DESIGNATION.  The Company hereby designates the issuance of a series of Preferred Stock to be called the "Series A Preferred Stock" (the "Series A Preferred Stock").  The total number of shares of Series A Preferred Stock that the corporation shall have the authority to issue is 3,558,046.  Each share of Series A Preferred Stock shall have a par value of $.001 per share, and shall have the rights, voting powers, designations, preferences and relative participating, optional or other rights, if any, or the qualifications, limitations, or restrictions, set forth in such Articles of Incorporation and in addition thereto, those set forth herein.

(b)           CONVERSION.  Each share of the Series A Preferred Stock shall be convertible, without the payment of any additional consideration by the holder thereof and at the option of the holder thereof, at any time after the first issuance of shares of Series A Preferred Stock by the Corporation and from time to time, at the office of the Corporation and any transfer agent for the Common Stock, into one fully paid and nonassessable shares of Common Stock (the “Series A Conversion Rate”).  Such initial Series A Conversion Rate shall be subject to adjustment, in order to adjust the number of shares of Common Stock into which the Series A Preferred Stock is convertible, as hereinafter provided.

(c)           MECHANICS OF CONVERSION.  Before any holder of Series A Preferred Stock shall be entitled to convert the same into full shares of Common Stock, such holder shall surrender the certificate or certificates therefor, endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by such holder’s attorney duly authorized in writing, at the office of the Corporation and of any transfer agent for the Common Stock, and shall give prior written notice to the Corporation at such office that such holder elects to convert the same or such portion thereof as such holder elects to convert and shall state therein such holder’s name or the name of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued.  The Corporation shall, as soon as practicable thereafter, issue and deliver to such holder of Series A Preferred Stock, or to such holder’s nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.  From and after such date, all rights of the holder with respect to the Series A Preferred Stock so converted shall terminate, except only the right of such holder, upon the surrender of his, her or its certificate or certificates therefor, to receive certificates for the number of shares of Common Stock issuable upon conversion thereof.  Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series A Preferred Stock surrendered for conversion, the Corporation shall issue and deliver to the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of the Series A Preferred Stock representing the unconverted portion of the certificate so surrendered, which new certificate shall entitle the record holder thereof to all rights in respect of the shares of Series A Preferred Stock represented thereby to the same extent as if the portion of the certificate theretofore covering such unconverted shares had not been surrendered for conversion.

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(d)           ADJUSTMENTS.

(i)           Adjustment for Stock Splits, Stock Dividends and Combinations of Common Stock.  In the event the outstanding shares of Common Stock shall, after the filing of this Resolution, be subdivided (split), or combined (reverse split), by reclassification or otherwise, or in the event of any dividend or other distribution payable on the Common Stock in shares of Common Stock, the Series A Conversion Rate in effect immediately prior to such subdivision, combination, dividend or other distribution shall be adjusted so that the registered holder of any share of Series A Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number and kind of shares of Common Stock and other securities which such holder would have owned or have been entitled to receive after the happening of any of the events described above had such share been converted immediately prior to the happening of such event.  An adjustment made pursuant to this subparagraph (A) shall become effective immediately after the record date in the case of a dividend or other distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

(ii)           Adjustment for Merger or Reorganization, Etc.  In the event of a reclassification, reorganization or exchange (other than described in Section (d)(i) above) or any merger, acquisition, consolidation or reorganization of the Corporation with another Corporation, each share of Series A Preferred Stock shall thereafter be convertible into the kind and number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of the Series A Preferred Stock would have been entitled upon such reclassification, reorganization, exchange, consolidation, merger or conveyance had the conversion occurred immediately prior to the event; and, in any such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the applicable Series A Conversion Rate) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

(iii)           Adjustments for Other Dividends and Distributions.  In the event the Corporation, at any time or from time to time after the filing of this Resolution, makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock, evidences of indebtedness, assets (including cash), or rights, options, warrants or Convertible Securities, then and in each such event (unless the holders of Series A Preferred Stock receive a comparable dividend or distribution), provision shall be made so that the holders of Series A Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the kind and amount of securities, evidences of indebtedness, assets (including cash), or rights, options, warrants or convertible securities of the Corporation which they would have received had their Series A Preferred Stock been converted into Common Stock immediately prior to the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities, evidences of indebtedness, assets (including cash), or rights, options, warrants or convertible securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this SubSection with respect to the rights or the holders of the Series A Preferred Stock.  Any adjustment contemplated by this SubSection shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or other distribution.

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(iv)           Notices of Record Date.  In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, any capital reorganization of the Corporation, any reclassification or recapitalization of the Corporation’s capital stock, any consolidation or merger with or into another Corporation, any transfer of all or substantially all of the assets of the Corporation or any dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series A Preferred Stock at least three (3) days prior to the date specified for the taking of a record, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

(v)           Additional Notices.  In the event the Corporation shall propose to take any action of the types described in this Section the Corporation shall give notice to each holder of shares of Series A Preferred Stock, which notice shall specify the record date, if any, with respect to such action and the date on which such action is to take place.  Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be at the date of such notice) on the Series A Conversion Rate and the number, kind or class of shares or other securities or property which shall be deliverable or purchasable upon the occurrence of such action or deliverable upon conversion of shares of Series A Preferred Stock.  In the case of any action which would require the fixing of a record date, such notice shall be given at least ten (10) days prior to the date so fixed, and in case of all other action, such notice shall be given at least ten (10) days prior to the taking of such proposed action.

(vi)           Payment of Taxes.  The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock, other than any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered.

(e)           DIVIDENDS.  The Corporation shall not declare, pay, or set apart for payment any dividend or other distribution with respect to any shares of capital stock of the Corporation for any period, whether before or after the effective date of this Resolution, unless and until declared by the Board of Directors.  The holders of each share of Series A Preferred Stock shall also be entitled to receive a pro-rata portion, on an as-if converted basis, of any dividends payable on Common Stock.  Dividends on shares of capital stock of the Corporation shall be payable, whether payable in cash or other property, only out of funds legally available therefor.  Whenever a dividend provided for in this Section shall be payable in property other than cash, the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

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(f)           RESERVATION OF STOCK ISSUABLE UPON CONVERSION.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of preferred stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

(g)           LIQUIDATION RIGHTS.  In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series A Preferred Stock then outstanding shall be entitled to receive out of the assets of the Corporation available for distribution to its shareholders, whether such assets are capital, surplus, or earnings, as if the shares of Series A Preferred Stock have been converted into shares of Common Stock, together with the shares of Common Stock as a single class, except as otherwise provided by the Certificate of Incorporation or by-laws of the Corporation or by law.   The following transactions shall each be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of the provisions of this Section, and all of the provisions of this Section shall apply to any such transaction(s): (i) the merger, acquisition, or consolidation of the Corporation into or with any other entity or entities in which the Corporation is not the surviving entity or which results in the exchange of outstanding shares of capital stock of the Corporation for securities or other consideration issued or paid or caused to be issued or paid by any such entity or affiliate thereof pursuant to which the shareholders of the Corporation immediately prior to the transaction do not own a majority of the outstanding shares of capital stock of the surviving corporation immediately after the transaction, (ii) the effectuation by the Corporation of a transaction or series of related transactions in which 50% or more of the voting power of the Corporation is disposed of, and (iii) any sale, lease, license (on an exclusive basis) or transfer by the Corporation of all or substantially all its assets.  In connection therewith, the consideration to be received by shareholders of the Corporation shall be apportioned as though first received by the Corporation and then distributed in liquidation thereof.  Written notice of such liquidation, dissolution or winding up, stating a payment date and the place where said payments shall be made, shall be given by mail, postage prepaid, or by telephone facsimile to non-U.S. residents, not less than twenty (20) days prior to the payment date stated therein, to the holders of record of Series A Preferred Stock, such notice to be addressed to each such holder at its address as shown by the records of the Corporation.  Notwithstanding the foregoing, a transaction between the Corporation and Surry Holdings Limited shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of the provisions of this Section.

(h)           OTHER RESTRICTIONS.  There shall be no conditions or restrictions upon the creation of indebtedness of the Corporation, or any subsidiary or upon the creation of any other series of preferred stock with any other preferences.

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(i)           VOTING RIGHTS.  The holders of record of the Series A Preferred Stock shall be entitled to notice of, and to vote on or consent to, all actions on which Common Stockholders are required or permitted to act upon, including, without limitation, the election of directors.  On all matter requiring or permitting a vote or consent of the Corporation’s Common Stockholders, each share of Series A Preferred Stock shall be equivalent to ten (10) shares of Common Stock and all shares of Series A Preferred Stock shall vote together with the shares of Common Stock as a single class, except as otherwise provided by the Certificate of Incorporation or by-laws of the Corporation or by law.   So long as shares of Series A Preferred Stock are outstanding, without the approval (by vote or written consent, as provided by law) of the holders of record of at least a majority of the then outstanding shares of Series A Preferred Stock, voting separately as a class, the Corporation shall not alter or change the rights, preferences or restrictions of shares of Series A Preferred Stock so as to affect them adversely.  The voting rights set forth in this Section shall not be subject to adjustment in any event (such that if the Corporation conducts a stock split (forward or reverse), stock dividend, or other combination, the voting rights set forth herein shall remain).

(j)           STATED VALUE.  The shares of Series A Preferred Stock shall have a stated value of $0.001 per share.

(k)           OTHER PREFERENCES.  The shares of the Series A Preferred Stock shall have no other preferences, rights, restrictions, or qualifications, except as otherwise provided by law or the Articles of Incorporation of the Corporation.

FURTHER RESOLVED, that the statements contained in the foregoing resolution creating and designating the said Series A Preferred Stock and fixing the number, powers, preferences and relative, optional, participating, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of said series, be deemed to be included in and be a part of the Certificate of Incorporation of the Corporation.

IN WITNESS WHEREOF, the undersigned consents to the taking of the foregoing actions effective this ___ day of December, 2010.

___________________________________
Yinfang Yang
Sole Officer and Director

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